    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 1997

                                                    REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          NEWFIELD EXPLORATION COMPANY
             (Exact name of Registrant as specified in its charter)

                             ---------------------

           DELAWARE                           1311                          71-1133047
 (State of other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of incorporation or          Classification Code Number)          Identification No.)
         organization)
                                                                 TERRY W. RATHERT
                                                            VICE PRESIDENT -- PLANNING
                                                                AND ADMINISTRATION
       363 N. SAM HOUSTON PARKWAY E.                      363 N. SAM HOUSTON PARKWAY E.
                 SUITE 2020                                         SUITE 2020
            HOUSTON, TEXAS 77060                               HOUSTON, TEXAS 77060
               (281) 847-6000                                     (281) 847-6000
(Address, including zip code, and telephone          (Name, Address, including zip code, and
                  number,                                       telephone number,
    including area code, of registrant's            including area code, of agent for service)
        principal executive offices)

                                    Copy to:

                                JAMES H. WILSON
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
               TITLE OF EACH CLASS OF                       AMOUNT TO BE               AMOUNT OF
            SECURITIES TO BE REGISTERED                      REGISTERED             REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
7.45% Senior Notes due 2007.........................        $125,000,000                $37,879
========================================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 5, 1997

PROSPECTUS

                          NEWFIELD EXPLORATION COMPANY
                               OFFER TO EXCHANGE
                      7.45% SERIES B SENIOR NOTES DUE 2007
            FOR ALL OUTSTANDING 7.45% SERIES A SENIOR NOTES DUE 2007

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,
                   ON                , 1997, UNLESS EXTENDED
                             ---------------------
     Newfield Exploration Company, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), and together with this Prospectus, the "Exchange Offer", to exchange $1,000 principal amount of its 7.45% Series B Senior Notes due 2007 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of its outstanding 7.45% Series A Senior Notes due 2007 (the "Old Notes"), of which $125,000,000 principal amount is outstanding. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except for certain transfer restrictions and registration rights relating to the Old Notes. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture (as defined herein). The Exchange Notes and the Old Notes are collectively referred to herein as the "Notes."

     The Notes are senior unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future senior unsecured obligations of the Company and will rank senior in right of payment to any future subordinated obligations of the Company.

     The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange
Offer expires, which will be             , 1997, unless the Exchange Offer is
extended. See "The Exchange Offer -- Expiration Date; Extensions; Amendments." Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date (as defined herein), unless previously accepted for exchange. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement (as defined herein). Old Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer."

                         (Cover continued on next page)
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

               The date of this Prospectus is             , 1997

     The Exchange Notes will bear interest at the rate of 7.45% per annum, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998, to holders of record on the April 1 and October 1 immediately preceding such interest payment date. Holders of Exchange Notes of record on April 1, 1998 will receive interest on April 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, October 15, 1997, to the date of exchange thereof. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

     The Old Notes were sold by the Company on October 15, 1997 to the Initial Purchasers (as defined herein) in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Old Notes were thereupon offered and sold by the Initial Purchasers only to "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act), or to non-U.S. persons in reliance on Regulation S under the Securities Act, each of whom agreed to comply with certain transfer restrictions and other conditions. Accordingly, the Old Notes may not be offered, resold or otherwise transferred unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement entered into with the Initial Purchasers in connection with the offering of the Old Notes. See "The Exchange Offer" and "Description of Notes -- Registration Covenant; Exchange Offer."

     Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission" or "SEC") to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13,
1989), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) (the "Morgan Stanley Letter") and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Holders who tender Old Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes may not rely upon the Morgan Stanley Letter or similar no-action letters. See "The Exchange Offer -- General." Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations). This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has consented to the use of this Prospectus and any amendment or supplement to this Prospectus by any broker-dealer for use in connection with any such resale for a period of up to 180 days after consummation of the Exchange Offer. See "Plan of Distribution."

     The Company will not receive any proceeds from the Exchange Offer.

     The Exchange Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes or as to the ability of or price at which the holders of Exchange Notes would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange. Goldman, Sachs & Co., Chase
Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and
Jefferies & Company, Inc. (together, the "Initial Purchasers") have informed the
Company that they currently intend to make a market for the Exchange Notes.
However, they are not so obligated, and any such market making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of, or the trading market for, the Exchange Notes.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT
SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH
THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE
SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                               TABLE OF CONTENTS

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                                                              PAGE
                                                              NO.
                                                              ----
Available Information.......................................     4
Incorporation of Certain Documents by Reference.............     5
Prospectus Summary..........................................     6
Risk Factors................................................    14
Forward-Looking Statements..................................    20
Private Placement...........................................    20
Use of Proceeds.............................................    20
Capitalization..............................................    21
Selected Historical Financial Data..........................    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    23
Business....................................................    30
Management..................................................    43
The Exchange Offer..........................................    46
Description of Notes........................................    53
Certain United States Tax Consequences To Foreign Holders...    64
Plan of Distribution........................................    66
Legal Matters...............................................    67
Independent Public Accountants..............................    67
Reserve Engineers...........................................    67
Glossary of Oil and Gas Terms...............................    68
Index to Financial Statements...............................   F-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports and other information with the Commission. The Registration Statement, such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov. While any Old Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of Old Notes, the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to the Secretary of the Company, 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas 77060.

     This Prospectus constitutes part of a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of contracts or other documents are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable contract or other document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-12534) and are incorporated herein by reference:

     (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

     (3) the Company's Current Reports on Form 8-K filed with the Commission on May 15, 1997, July 21, 1997, October 1, 1997 and October 20, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus (not including exhibits to such documents that are incorporated by reference herein unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Secretary of the Company at 363 N. Sam Houston Parkway E., Suite 2020, Houston, Texas 77060. In order to ensure timely delivery of such documents prior to the Expiration Date, any request should be made by
          .

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, references to "Newfield" or the "Company" shall mean Newfield Exploration Company and its subsidiaries. Certain terms relating to the oil and gas business are defined in the "Glossary of Oil and Gas Terms" included in this Prospectus.

                                  THE COMPANY
OVERVIEW

     Newfield is an independent oil and gas company engaged in the exploration, development and acquisition of oil and natural gas properties located primarily in the Gulf of Mexico. Newfield discovered and acquired its first oil and gas reserves in 1990 and has grown rapidly since that time. At June 30, 1997, Newfield had proved reserves of 379.3 Bcfe with a Present Value of estimated future pre-tax cash flows of $574 million. Approximately 73% of Newfield's proved reserves at such date were natural gas and approximately 81% were proved developed.

     Newfield has achieved substantial growth in reserves, production, revenues and EBITDA since its inception. Newfield's estimated proved reserves have increased from 23.1 Bcfe as of December 31, 1990 to 379.3 Bcfe as of June 30, 1997, representing a compound annual growth rate of 54%. Similarly, annual production has increased from 6.0 Bcfe in 1991 to 56.7 Bcfe in 1996, representing a compound annual growth rate of 57%. Newfield has set a production target for 1997 of 73.5 Bcfe, a 30% increase from 1996. Newfield's revenues and EBITDA were $186.6 million and $153.1 million, respectively, for the 12 months ended September 30, 1997.

     Newfield has become a significant operator in the Gulf of Mexico. As of September 30, 1997, Newfield owned interests in 115 lease blocks in the Gulf of Mexico and operated over 90 platforms. For the first quarter of 1997, Newfield was ranked as the fourteenth largest operator in the Gulf of Mexico based on average operated gross daily production of 414 MMcfe. For September 1997, Newfield had average operated gross daily production of 494 MMcfe. In addition, Newfield was the eighth most active driller in the Gulf of Mexico in 1996.

     From its inception through June 30, 1997, Newfield has invested $642.5 million in capital expenditures (including acquisition costs) to generate 609.4 Bcfe of proved reserves at an average finding and development cost of $1.05 per Mcfe. Over that period, Newfield's average cash margin per Mcfe of production was $1.89, allowing internally generated cash flow to be the principal source for Newfield's capital investments in oil and gas properties and drilling and construction activities. Newfield intends to continue to fund a substantial portion of its capital investments through internally generated cash flow.

STRATEGY

     Newfield's strategy is to continue to expand its reserve base and increase its cash flow through exploration and the acquisition and exploitation of proved properties. Newfield emphasizes the following elements in implementing this strategy:

     - Reserve growth through exploratory drilling of a balanced portfolio

     - Balance between exploration and the acquisition and exploitation of proved properties

     - Geographic focus in the Gulf of Mexico

     - Control of operations and costs

     - Use of 3-D seismic and other advanced technology

     - Equity ownership and other incentives to retain and attract employees

     Newfield has utilized a balanced approach of exploration and the acquisition and exploitation of proved properties to grow its reserves, production and cash flow. Of the 609.4 Bcfe of proved reserves Newfield has added through June 30, 1997, 36% were added through exploration, 37% were added through the acquisition of proved reserves and 27% were added through the exploitation of opportunities identified and acquired in connection with the acquisition of proved properties. Newfield's exploration, acquisition and exploitation activities are complementary. Proved properties acquired by Newfield usually have exploration or exploitation potential that Newfield has previously identified. In addition, acquisitions can increase Newfield's presence in an area, creating the infrastructure to provide Newfield with the ability to capture other opportunities at a competitive advantage. Information gathered while evaluating production on acquisition candidates and adjacent acreage is used, as appropriate, in Newfield's exploration efforts. Conversely, a successful exploratory prospect may reveal similar untested reserve potential on an adjacent property, making its purchase attractive.

     EXPLORATION ACTIVITIES. Newfield maintains an active, technologically driven exploration program. During 1996, Newfield invested $48.5 million for exploration costs, including seismic data, leasehold acquisitions and exploratory drilling. Newfield allocates its exploration spending between a small number of higher risk, higher potential prospects which, if successful, may result in significant increases in proved reserves, and a greater number of lower risk, moderate potential prospects. From its inception through June 30, 1997, Newfield participated in 83 exploratory wells at a cost to drill and evaluate of $127.3 million net to Newfield's interest. These wells have resulted in the discovery of proved reserves of 219.0 Bcfe net to Newfield's interest. Of these 83 wells, 83% were operated by Newfield. All of the exploratory prospects drilled by Newfield in 1996 and to date in 1997 were based on 3-D seismic data. Newfield has budgeted $68.9 million for exploration activities for 1997.

     Newfield acquires exploration prospects through federal and state lease sales, in connection with proved property acquisitions and through farm-ins. Newfield is continuously evaluating new opportunities and currently has a substantial inventory of prospects, including seven that are expected to be drilled prior to December 31, 1997. Recently, Newfield initiated its first international activity by acquiring an interest in an exploration project offshore China.

     ACQUISITION ACTIVITIES. Newfield actively pursues the acquisition of proved oil and gas properties in the Gulf of Mexico and southern Louisiana, particularly properties with unexploited reserve potential in order to enhance returns. Newfield targets properties that it can operate to control operations and costs and in which it can increase its interest. Acquisitions that meet these criteria and provide a base for further evaluation and exploitation adjacent to existing Company production are of particular interest to Newfield.

     In July 1997, Newfield completed the acquisition of interests in five oil and gas producing fields comprised of interests in nine offshore blocks in the East Cameron, West Cameron and High Island areas of the Gulf of Mexico and offshore Louisiana and Texas for a purchase price of approximately $43 million. In July 1997, combined production from these fields was approximately 18 MMcfe per day net to the interests acquired, or approximately 10% of Newfield's net daily production prior to the acquisition. These nine offshore blocks present Newfield with several exploratory and development opportunities, which Newfield is currently pursuing.

     DEVELOPMENT ACTIVITIES. Newfield also maintains an active development program. During 1996, Newfield invested $79.6 million for development costs, including recompletions and development drilling. From its inception through June 30, 1997, Newfield participated in 93 development wells at an aggregate cost, net to Newfield's interest, of $231.3 million. These wells have resulted in the addition of proved reserves of 158.2 Bcfe. Newfield has budgeted $112.4 million for development activities for 1997.

     GEOGRAPHIC FOCUS. Newfield believes that its focus in the federal waters of the Gulf of Mexico is the foundation for its continued growth. The Gulf of Mexico is a prolific oil and gas province, accounting for approximately 25% of domestic natural gas production, and Newfield believes that the Gulf of Mexico has significant remaining undiscovered reserve potential. Newfield's management and technical personnel have extensive experience in the Gulf of Mexico, and Newfield's geographic focus assists it in controlling operating and administrative costs. The Gulf of Mexico has a substantial existing infrastructure, including gathering systems, platforms and pipelines, and numerous drilling and service companies maintain a substantial presence there, facilitating cost effective operations and the timely development of discoveries. In addition, significant amounts of geologic data are available at reasonable cost.

     While Newfield intends to continue to focus on the Gulf of Mexico, it also intends to pursue selective opportunities to develop "focused diversification" outside the Gulf of Mexico. Focused diversification efforts will be directed toward a limited number of areas where Newfield can apply its core competencies, such as geological and geophysical analyses through the application of 3-D seismic and other advanced technologies, and control of or significant influence on operations.

     As a natural extension of its operations in the Gulf of Mexico, Newfield has established onshore Gulf Coast operations in southern Louisiana. The objective of this onshore effort is to acquire and rejuvenate large producing fields through the use of 3-D seismic and core competencies that Newfield has used successfully in the adjacent offshore area.

     In May 1997, Newfield acquired the assets and subsidiaries of Huffco International, L.L.C., which include a 35% working interest in a 415,000 acre production sharing contract in the Bohai Bay, offshore China, for approximately $6 million. As part of this acquisition, Newfield also acquired certain rights and data relating to offshore West Africa and an international database and added a small international technical staff. The recently drilled initial exploratory well in the Bohai Bay failed to produce oil or gas and Newfield and the other participants in the well have agreed to plug and abandon the well. Newfield anticipates additional exploratory drilling on the property in 1998. Successful exploratory drilling in the Bohai Bay may result in significant future investment in this area. Newfield is also actively considering investments in selected countries in West Africa and Latin America.

     CONTROL OF OPERATIONS AND COSTS. Newfield believes that it is one of the lowest cost producers in the Gulf of Mexico based upon several reports prepared by analysts that follow the industry. Newfield prefers to operate its properties in order to manage production performance and to control operating expenses, the timing and amount of capital expenditures and the application of technology. Properties operated by Newfield accounted for 89% of its total equivalent production for 1996.

     Newfield's geographic focus enables it to manage a large asset base with a relatively small number of employees and to add successful exploratory and development wells and proved property acquisitions at relatively low incremental costs. Newfield also uses independent contractors for much of its field operations activities to control costs.

     TECHNOLOGY. Newfield uses advanced technology in its exploration and development activities to reduce its risks and lower its costs. Newfield currently holds licenses or has access to 3-D seismic surveys covering approximately 220 blocks in the Gulf of Mexico and 315 square miles in southern Louisiana, including coverage of 36 producing fields it operates. In addition, Newfield holds licenses or has access to more than 80,000 miles of recent vintage 2-D seismic data in the central Gulf of Mexico and to 300,000 miles of regional 2-D seismic coverage across the Gulf of Mexico, and owns a library containing logs on more than 4,500 wells drilled in Newfield's focus area.

     The availability of 3-D seismic coverage for the Gulf of Mexico at a reasonable cost makes its use in exploration attractive from a risk management perspective. The use of 3-D seismic and computer-aided exploration technology provides Newfield with substantially more accurate and comprehensive geological data for the evaluation of drilling prospects than use of only 2-D seismic data.

     MANAGEMENT AND EMPLOYEES. Newfield's management and 39 technical personnel have extensive experience in the Gulf of Mexico. Newfield was founded by Joe B. Foster, former Chairman of Tenneco Oil Company, and 25 former employees of Tenneco with experience in the Gulf of Mexico. A principal management philosophy then and today is to incentivize and reward employees through equity ownership and performance based compensation. As of September 30, 1997, Newfield's employees owned or had options to acquire an aggregate of approximately 13% of Newfield's outstanding common stock on a fully diluted basis.

GENERAL

     Newfield was incorporated in Delaware in 1988. The address of Newfield's principal executive offices is 363 North Sam Houston Parkway East, Suite 2020, Houston, Texas 77060, and its telephone number is (281) 847-6000. Newfield maintains a web site on the Internet at http://www.newfld.com.

                   THE PRIVATE PLACEMENT AND USE OF PROCEEDS

     The Old Notes were sold by the Company on October 15, 1997 to the Initial Purchasers and were thereupon offered and sold by the Initial Purchasers only to certain qualified buyers. Of the $122.3 million net proceeds received by the Company in connection with the sale of the Old Notes, $120 million was used to repay all borrowings outstanding under the Credit Facility. It is anticipated that the remainder of the net proceeds will be used to provide working capital to the Company to fund further exploration and development of the Company's oil and gas properties and the acquisition of oil and gas properties and for other general corporate purposes. See "Private Placement" and "Capitalization."

                               THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $125,000,000 principal amount of Exchange Notes for up to $125,000,000 principal amount of Old Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not contain certain transfer restrictions and hence are not entitled to the benefits of the Registration Rights Agreement relating to the contingent increases in the interest rate provided for pursuant thereto. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture governing the Old Notes. See "Description of Notes."

THE EXCHANGE OFFER.........  Each $1,000 principal amount of Exchange Notes will be issued in exchange for each $1,000 principal amount of outstanding Old Notes. As of the date hereof, $125,000,000 principal amount of Old Notes are issued and outstanding. The Company will issue the Exchange Notes to tendering holders of Old Notes on or promptly after the Expiration Date.

RESALE.....................  The Company believes that the Exchange Notes issued pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except for certain Restricted Holders who may be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Old Notes. See "The Exchange Offer -- General" and "Plan of Distribution."

EXPIRATION DATE............  5:00 p.m., New York City time, on             ,
                             1997, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration
                             Date; Extensions; Amendments."

INTEREST ON THE NOTES......  The Exchange Notes will bear interest payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998. Holders of Exchange Notes of record on April 1, 1998 will receive interest on April 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, October 15, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the April 15, 1998 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on April 15, 1998 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. See "The Exchange Offer -- Interest on the Exchange Notes."

PROCEDURES FOR TENDERING
OLD NOTES..................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, or an Agent's Message (as defined herein) together with the Old Notes to be exchanged and any other required documentation to the Exchange Agent at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer -- Procedures for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL HOLDERS.......  Any beneficial holder whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on the beneficial holder's behalf. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering the Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. See "The Exchange
                             Offer -- Procedures for Tendering."

GUARANTEED DELIVERY
  PROCEDURES...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. See "The Exchange Offer -- Withdrawal of Tenders."

TERMINATION OF THE EXCHANGE
  OFFER....................  The Company may terminate the Exchange Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the SEC. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer -- Termination" and "Description of
                             Notes -- Registration Covenant; Exchange Offer."

ACCEPTANCE OF OLD NOTES
  AND DELIVERY OF EXCHANGE
  NOTES....................  Subject to certain conditions (as summarized above in "Termination of the Exchange Offer" and described more fully in "The Exchange
                             Offer -- Termination"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange
                             Offer -- General."

EXCHANGE AGENT.............  First Union National Bank is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is: First Union National Bank, Attention:
                             Reorg Department, 3C3 1525 West W.T. Harris,
                             Charlotte, North Carolina 28262. Hand deliveries and deliveries by overnight courier should also be sent to the address provided above. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (704) 590-7408 and the facsimile number for the Exchange Agent is
                             (704) 590-7628. See "The Exchange Offer -- Exchange Agent."

USE OF PROCEEDS............  There will be no cash proceeds payable to the
                             Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. See "Use of Proceeds." For a discussion of the use of the net proceeds received by the Company from the sale of the Old Notes, see "Private Placement."

                                 TERMS OF NOTES

NOTES OUTSTANDING..........  $125,000,000 principal amount of 7.45% Senior Notes due 2007.

MATURITY DATE..............  October 15, 2007.

INTEREST PAYMENT DATES.....  April 15 and October 15 of each year, beginning on
                             April 15, 1998.

OPTIONAL REDEMPTION........  The Notes may be redeemed at any time, at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest (if any) to the date of redemption plus a Make-Whole Premium (if any) relating to the then prevailing Treasury Yield and the remaining life of the Notes.

MANDATORY REDEMPTION.......  None.

RANKING....................  The Notes are senior unsecured obligations of the
                             Company and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company, including under its bank credit facility (the "Credit Facility") and senior in right of payment to all existing and future subordinated indebtedness of the Company.

CERTAIN COVENANTS..........  The indenture (the "Indenture") relating to the
                             Notes contains limitations on, among other things, the Company's ability to (i) incur indebtedness secured by certain liens, (ii) engage in certain sale/leaseback transactions, and (iii) engage in certain merger, consolidation or reorganization transactions. See "Description of Notes."

                       SUMMARY HISTORICAL FINANCIAL DATA

    The following table sets forth certain historical consolidated financial data for the Company as of and for each of the periods indicated derived from the Company's audited consolidated financial statements for the years ended December 31, 1994, 1995 and 1996 and unaudited consolidated financial statements for the nine months ended September 30, 1996 and 1997. The following data should be read in conjunction with the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The results for the nine months ended September 30, 1997 are not necessarily indicative of results for the full year.

                                                                                  NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                ------------------------------   -------------------
                                                  1994       1995       1996       1996       1997
                                                --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Oil and gas revenues..........................  $ 69,728   $ 94,598   $149,256   $101,774   $139,135
                                                --------   --------   --------   --------   --------
Operating expenses:
  Lease operating (including production
    taxes)....................................     9,555     14,227     16,946     12,094     17,782
  Depreciation, depletion and amortization....    34,118     49,904     64,026     45,535     67,415
  General and administrative, net.............     3,802      5,549      7,552      5,338      8,251
  Stock compensation(1).......................     1,084        692      1,943      1,444      1,005
                                                --------   --------   --------   --------   --------
         Total operating expenses.............  $ 48,559   $ 70,372   $ 90,467   $ 64,411   $ 94,453
                                                --------   --------   --------   --------   --------
Income from operations........................  $ 21,169   $ 24,226   $ 58,789   $ 37,363   $ 44,682
Interest income (expense), net................     1,379        780        497        391     (1,015)
                                                --------   --------   --------   --------   --------
Income before income taxes....................  $ 22,548   $ 25,006   $ 59,286   $ 37,754   $ 43,667
Income tax provision..........................     8,108      8,742     20,792     13,203     15,292
                                                --------   --------   --------   --------   --------
Net income....................................  $ 14,440   $ 16,264   $ 38,494   $ 24,551   $ 28,375
                                                ========   ========   ========   ========   ========
OTHER FINANCIAL DATA AND SELECTED RATIOS:
EBITDA(2).....................................  $ 57,029   $ 75,118   $123,732   $ 83,486   $112,865
Capital expenditures..........................  $116,693   $104,185   $163,823   $120,812   $188,338
Net cash provided by operating activities.....  $ 68,121   $ 67,640   $127,494   $108,631   $117,270
Ratio of EBITDA to interest expense(3)........      98.3x      85.2x      64.2x      69.4x      27.0x
Ratio of earnings to fixed charges(4).........      31.2x      24.1x      28.3x      28.6x      10.5x
Ratio of total debt to EBITDA(5)..............        --        0.4x       0.5x       0.5x       0.8x

                                                      AS OF DECEMBER 31,         AS OF SEPTEMBER 30,
                                                ------------------------------   -------------------
                                                  1994       1995       1996       1996       1997
                                                --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...............................  $ 10,987   $ 11,235   $ 11,436   $  9,368   $  8,849
Oil and gas properties, net...................   173,924    228,509    328,615    304,079    449,944
Total assets..................................   215,557    277,406    395,938    379,033    506,926
Long-term debt and capital lease obligations,
  less current maturities.....................       555     25,152     60,000     56,000    120,000
Stockholders' equity..........................   169,491    193,571    239,902    223,541    278,240

---------------

(1) Stock compensation represents noncash stock compensation charges.

(2) EBITDA represents income from continuing operations plus income taxes, interest expense and depreciation, depletion and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies.

(3) On a pro forma basis, assuming the sale of the Notes and the application of net proceeds therefrom, the ratio of EBITDA to interest expense would be 41.2x for the year ended December 31, 1996 and 38.9x for the nine months ended September 30, 1997.

(4) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (excluding capitalized interest) and the estimated interest component of rent expense. On a pro forma basis, assuming the sale of the Notes and the application of net proceeds therefrom, the ratio of earnings to fixed charges would be 18.8x for the year ended December 31, 1996 and 14.9x for the nine months ended September 30, 1997.

(5) For the nine months ended September 30, 1996 and 1997, EBITDA was calculated using data from the 12 months ended September 30, 1996 and 1997, respectively. On a pro forma basis, assuming the sale of the Notes and the application of net proceeds therefrom, the ratio of total debt to EBITDA would be 1.0x for the twelve months ended December 31, 1996 and 0.8x for the twelve months ended September 30, 1997.

                             SUMMARY OPERATING DATA

     The following table sets forth certain operating information with respect to the oil and gas operations of the Company.

                                                                            NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                                 ------------------------   -----------------
                                                  1994     1995     1996     1996      1997
                                                 ------   ------   ------   -------   -------
Production:
  Oil and condensate (MBbls)...................   1,394    2,071    2,558     1,842     2,491
  Gas (MMcf)...................................  24,267   33,719   41,323    29,826    39,002
  Total production (MMcfe).....................  32,631   46,145   56,670    40,880    53,950
Average realized prices:
  Oil and condensate (per Bbl).................  $15.73   $17.23   $20.89    $19.79    $19.26
  Gas (per Mcf)................................    1.97     1.75     2.32      2.19      2.34
Average costs (per Mcfe):
  Lease operating (including production
     taxes)....................................  $ 0.29   $ 0.31   $ 0.30    $ 0.30    $ 0.33
  Depreciation, depletion and amortization.....    1.05     1.08     1.13      1.11      1.25
  General and administrative, net..............    0.12     0.12     0.13      0.13      0.15

                        SUMMARY OIL AND GAS RESERVE DATA

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves and the estimated future net cash flows attributable thereto. Unless otherwise noted, all information in this Prospectus relating to oil and gas reserves and the estimated future net cash flows attributable thereto are based upon estimates prepared by the Company and are net to the Company's interest. The Present Value of estimated future net cash flows (unless otherwise indicated) was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis. See "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves" and
"Business -- Oil and Gas Reserves."

                                                AS OF DECEMBER 31,
                                          ------------------------------
                                            1994       1995       1996     AS OF JUNE 30, 1997
                                          --------   --------   --------   -------------------
Proved Reserves:
  Oil and condensate (MBbls)............     8,610      9,633     13,659          16,886
  Gas (MMcf)............................   153,967    203,580    241,385         277,986
  Gas Equivalent (MMcfe)................   205,627    261,378    323,339         379,305
Present Value of estimated future
  pre-tax net cash flows (in
  thousands)............................  $230,594   $364,879   $859,817(1)
Present Value of estimated future
  pre-tax net cash flows using June 30,
  1997 pricing (in thousands)(2)........                        $488,646        $574,150

---------------

(1) Calculated using December 31, 1996 prices of $24.15 per Bbl of oil and $4.07 per Mcf of gas.

(2) The Present Value of estimated future pre-tax net cash flows as of the dates indicated were calculated using June 30, 1997 prices of $17.53 per Bbl of oil and $2.48 per Mcf of gas.

                                  RISK FACTORS

     Holders of Old Notes should carefully review the information in this Prospectus and should particularly consider the following matters in evaluating the Exchange Offer.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts.

     From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade credit rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered. "Business -- Marketing and Hedging."

     In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Marketing and Hedging."

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     This Prospectus contains estimates, most of which were prepared by the Company, of proved oil and gas reserves and the Present Value of estimated future net cash flows therefrom. Estimating quantities of reserves and future net cash flows is not an exact science. There are numerous uncertainties inherent in the process that require assumptions based upon available geologic, engineering and economic data, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. As a result, any such estimate is inherently imprecise. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will vary from those assumed in the estimates and such variances may be significant. Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flow therefrom being materially different from the estimates set forth in this Prospectus. In addition, the Company's estimated reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors. The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. See "Business -- Oil and Gas Reserves."

     The Present Value of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, changes in consumption by oil and gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating the Present Value of estimated future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

NEED FOR RESERVE REPLACEMENT

     As is generally the case in the Gulf of Mexico, the Company's producing properties are characterized by a high initial production rate, followed by a steep decline in production. While production declines vary from property to property, and vary for any one property from time to time, recent production declines experienced by the Company equate to a reserve life index (the number of years a property would produce at a constant rate using current rates of production) for the Company's proved reserves of approximately 5.7 years as of December 31, 1996. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. Without successful exploration or acquisition activities, the Company's reserves and revenues will decline rapidly. There can be no assurance that the Company will be able to find and develop or acquire additional reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DRILLING RISKS; OPERATING DELAYS

     Drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. Demand and rates for drilling rigs, production equipment and related services increased significantly during 1996 and to date in 1997. The Company has experienced delays in obtaining such equipment and services, and in some instances the costs incurred were higher than originally budgeted. There can be no assurance as to the success of the Company's future drilling activities or the availability of equipment and services.

ACQUISITION RISKS

     The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes on-site inspections and the review of reports filed with the Minerals Management Service for environmental compliance. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. The Company is generally not entitled to contractual indemnification for environmental liabilities and acquires structures on a property on an "as is" basis.

COMPETITION

     Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. Many of the Company's competitors have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent upon a relatively small group of management and technical personnel. The loss of one or more of these individuals could have a material adverse effect on the Company. See "Management" and "Business -- Employees."

OPERATING HAZARDS

     The Company's operations are subject to the usual hazards incident to the drilling of oil and gas wells, many of which are beyond the Company's control, such as cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. Additional risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered and that operations may be curtailed, delayed or cancelled as a result of numerous factors including title problems, compliance with governmental requirements and shortages or delays in the delivery of equipment. In addition, substantially all of the Company's operations currently are offshore and subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. In accordance with industry practice, the Company maintains insurance against some, but not all, of the risks described above. See "Business -- Operating Hazards and Insurance."

GOVERNMENTAL REGULATION

     Oil and gas operations are subject to various United States federal, state and local and foreign and international governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and material produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, natural gas or pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company and may require the Company to incur substantial remediation costs. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its properties. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company.

     Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation. In addition, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. The Company could incur substantial costs to comply with environmental laws and regulations, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its production. See "Business -- Regulation."

RISKS OF FOREIGN OPERATIONS; EFFECTIVE SUBORDINATION OF THE NOTES

     While the Company intends to continue to focus on the Gulf of Mexico, the Company also intends to pursue selective opportunities to develop "focused diversification" outside the Gulf of Mexico. In May 1997, the Company acquired the assets and subsidiaries of Huffco International, L.L.C., which include a 35% working interest in a 415,000 acre production sharing contract in the Bohai Bay, offshore China. The Company also acquired certain rights and data relating to offshore West Africa, an international database and added a small international technical staff. The recently drilled initial exploratory well in the Bohai Bay failed to produce oil or gas and Newfield and the other participants in the well have agreed to plug and abandon the well. Newfield anticipates additional exploratory drilling on the property in 1998. Successful exploratory drilling in the Bohai Bay may result in significant future investment in this area. Newfield is also actively considering investments in selected countries in West Africa and Latin America. Ownership of property interests and production operations in China, and in any other areas outside the United States in which the Company may choose to do business, are subject to the various risks inherent in foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, change in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over the Company's international operations. The Company's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

     The Company's international operations are owned and operated by subsidiaries organized in foreign jurisdictions, and the Company intends to continue this practice with respect to any new international operations. As a result, the Notes will be effectively subordinated to claims of holders of any preferred stock and claims of creditors (other than the Company) of the Company's international subsidiaries, including trade creditors, secured creditors, taxing authorities, creditors holding guarantees, and tort claimants. In the event of a liquidation, reorganization, or similar proceeding relating to an international subsidiary, these persons generally will have priority as to the assets of such subsidiary over the claims and equity interests of the Company and, thereby indirectly, holders of the Notes. Huffco International, L.L.C. retained a preferred stock interest in the subsidiary of the Company that owns the interest in the Bohai Bay production sharing contract. Such preferred stock interest is economically similar to a 10% net profits interest in the Bohai Bay activities of such subsidiary. A director and an executive officer of Newfield together held in excess of 90% of the outstanding member interests of Huffco International, L.L.C.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. The Company made capital expenditures, including exploration expense, of $104.2 million during 1995 and $163.8 million during 1996. The Company plans to make capital expenditures, including exploration expense but not including expenditures for acquisitions, of approximately $181.3 million in 1997. Management believes that the Company will have sufficient cash provided by operating activities, borrowings under the Credit Facility and the proceeds from the Offering to fund planned capital expenditures in 1997 and 1998. However, if revenues or cash flows from operations decrease as a result of lower oil and natural gas prices or operating difficulties, the Company may be limited in its ability to expend the capital necessary to undertake or complete its drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Old Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. The Old Notes have not been registered under the Securities Act and will remain subject to restrictions on transferability to the extent that they are not exchanged for the Exchange Notes. Although the Exchange Notes will generally be permitted to be resold or otherwise transferred by the holders thereof without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. The Exchange Offer will not be conditioned upon any minimum or maximum aggregate principal amount of Old Notes being tendered for exchange. No assurance can be given as to the liquidity of the trading market for the Exchange Notes, or, in the case of non-tendering holders of Old Notes, the trading market for the Old Notes following the Exchange Offer.

     The Company does not intend to apply for listing of the Exchange Notes or the Old Notes on any securities exchange or stock market. The Exchange Notes are expected to be eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Exchange Notes or the Old Notes, the Initial Purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. The liquidity of any market for the Exchange Notes or the Old Notes will depend upon the number of Holders of the Exchange Notes or the Old Notes, the interest of securities dealers in making a market in the Exchange Notes or the Old Notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes or the Old Notes.

     The liquidity of, and trading market for the Exchange Notes or the Old Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

     The Old Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions. Old Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement. The Company does not intend to register under the Securities Act any Old Notes which remain outstanding after consummation of the Exchange Offer.

     The Registration Rights Agreement provides, under certain circumstances, for additional interest to become payable in respect of the Old Notes as liquidated damages. Following consummation of the Exchange Offer, any outstanding Old Notes will not be entitled to any such increase in the interest rate thereon.

     To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. In addition, any trading market for Old Notes which remain outstanding after the Exchange Offer could be adversely affected.

     The Exchange Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will constitute a single class of Notes under the Indenture and, accordingly, will vote together for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture.

     Delivery of Exchange Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer, will be made only after timely receipt by the Exchange Agent of (i) certificates for Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the Exchange Agents account at DTC, including an Agent's Message if the tendering holder does not deliver a Letter of Transmittal (ii) a completed and signed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Therefore, holders of Old Notes desiring to tender such Old Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is not under a duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including without limitation statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, the number of anticipated wells to be drilled in 1997 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                               PRIVATE PLACEMENT

     On October 15, 1997, the Company completed the private sale to the Initial Purchasers of $125,000,000 principal amount of the Old Notes in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Initial Purchasers thereupon offered and resold the Old Notes only to qualified institutional buyers and non-U.S. persons. Of the $122.3 million net proceeds received by the Company in connection with the sale of the Old Notes, $120 million was used to repay all borrowings outstanding under the Credit Facility. It is anticipated that the remainder of the net proceeds will be used to provide working capital to the Company to fund further exploration and development of the Company's oil and gas properties and the acquisition of oil and gas properties and other general corporate purposes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange a like principal amount of Old Notes, the terms of which are identical in all material respects to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in the capitalization of the Company.

                                 CAPITALIZATION

     The following table sets forth as of September 30, 1997, (i) the unaudited historical capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the issuance of the Notes and the application of the net proceeds of $122.3 million therefrom as described under "Private Placement." The table should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                              AS OF SEPTEMBER 30, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Long-term debt:
  Credit Facility...........................................   $120,000      $     --
  7.45% Senior Notes due 2007...............................         --       125,000
                                                               --------      --------
          Total long-term debt..............................    120,000       125,000
                                                               --------      --------
Stockholders' equity
  Preferred stock ($0.01 par value; 5,000,000 shares
     authorized; no shares issued)..........................         --            --
  Common Stock ($0.01 par value; 100,000,000 shares
     authorized;           issued and outstanding)..........        359           359
Additional paid-in capital..................................    159,265       159,265
Unearned compensation.......................................     (4,764)       (4,764)
Retained earnings...........................................    123,380       123,380
                                                               --------      --------
          Total stockholders' equity........................    278,240       278,240
                                                               --------      --------
            Total capitalization............................   $398,240      $403,240
                                                               ========      ========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain historical consolidated financial data for the Company as of and for each of the periods indicated derived from the Company's audited consolidated financial statements for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and unaudited consolidated financial statements for the nine months ended September 30, 1996 and 1997. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. The results for the nine months ended September 30, 1997 are not necessarily indicative of results for the full year.

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                             ---------------------------------------------------   -------------------
                                              1992       1993       1994       1995       1996       1996       1997
                                             -------   --------   --------   --------   --------   --------   --------
                                                                      (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Oil and gas revenues.......................  $41,427   $ 60,178   $ 69,728   $ 94,598   $149,256   $101,774   $139,135
                                             -------   --------   --------   --------   --------   --------   --------
Operating expenses:
  Lease operating (including production
    taxes).................................    4,151      7,096      9,555     14,227     16,946     12,094     17,782
  Depreciation, depletion and
    amortization...........................   18,709     25,116     34,118     49,904     64,026     45,535     67,415
  General and administrative, net..........    1,956      3,709      3,802      5,549      7,552      5,338      8,251
  Stock compensation(1)....................       --      3,235      1,084        692      1,943      1,444      1,005
                                             -------   --------   --------   --------   --------   --------   --------
        Total operating expenses...........  $24,816   $ 39,156   $ 48,559   $ 70,372   $ 90,467   $ 67,411   $ 94,453
                                             -------   --------   --------   --------   --------   --------   --------
Income from operations.....................  $16,611   $ 21,022   $ 21,169   $ 24,226   $ 58,789   $ 37,363   $ 44,682
Interest income (expense), net.............      423        759      1,379        780        497        391     (1,015)
                                             -------   --------   --------   --------   --------   --------   --------
Income before income taxes.................  $17,034   $ 21,781   $ 22,548   $ 25,006   $ 59,286   $ 37,754   $ 43,667
Income tax provision.......................    5,787      7,753      8,108      8,742     20,792     13,203     15,292
                                             -------   --------   --------   --------   --------   --------   --------
Net income.................................  $11,247   $ 14,028   $ 14,440   $ 16,264   $ 38,494   $ 24,551   $ 28,375
                                             =======   ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA AND SELECTED RATIOS:
EBITDA(2)..................................  $35,766   $ 46,951   $ 57,029   $ 75,118   $123,732   $ 83,486   $112,865
Capital expenditures.......................  $34,896   $ 43,245   $116,693   $104,185   $163,823   $120,812   $188,338
Net cash provided by operating
  activities...............................  $30,980   $ 38,569   $ 68,121   $ 67,640   $127,494   $108,631   $117,270
Ratio of EBITDA to interest expense(3).....    251.9x     271.4       98.3x      85.2x      64.2x      69.4x      27.0x
Ratio of earnings to fixed charges(4)......     81.1x      82.3x      31.2x      24.1x      28.3       28.6x      10.5x
Ratio of total debt to EBITDA(5)...........       --         --         --        0.4x       0.5x       0.5x       0.8x
RESERVE DATA:
Proved reserves (MMcfe)....................   97,033    140,745    205,627    261,378    323,339        N/A        N/A
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital............................  $ 8,196   $ 70,268   $ 10,987   $ 11,235   $ 11,436   $  9,368   $  8,849
Oil and gas properties, net................   74,952     91,136    173,924    228,509    328,615    304,079    449,944
Total assets...............................   95,988    183,683    215,557    277,406    395,938    379,033    506,926
Long-term debt and capital lease
  obligations, less current maturities.....      399        446        555     25,152     60,000     56,000    120,000
Stockholders' equity.......................   77,934    152,845    169,491    193,571    239,902    223,541    278,240

---------------

(1) Stock compensation represents noncash stock compensation charges.

(2) EBITDA represents income from continuing operations plus income taxes, interest expense and depreciation, depletion and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies.

(3) On a pro forma basis, assuming the sale of the Notes and the application of net proceeds therefrom, the ratio of EBITDA to interest expense would be 41.2x for the year ended December 31, 1996 and 38.9x for the nine months ended September 30, 1997.

(4) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense. On a pro forma basis, assuming the sale of the Notes and the application of net proceeds therefrom, the ratio of earnings to fixed charges would be 18.8x for the year ended December 31, 1996 and 14.9x for the nine months ended September 30, 1997.

(5) For the nine months ended September 30, 1996 and 1997, EBITDA was calculated using data from the 12 months ended September 30, 1996 and 1997, respectively. On a pro forma basis, assuming the sale of the Notes and the application of net proceeds therefrom, the ratio of total debt to EBITDA would be 1.0x for the twelve months ended December 31, 1996 and 0.8x for the twelve months ended September 30, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in an understanding of the Company's consolidated financial position and results of operations for each year of the three-year period ended December 31, 1996 and the nine months ended September 30, 1996 and 1997. The Company's historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion.

GENERAL

     As an independent oil and gas producer, the Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and access to capital.

     The Company's results of operations may vary significantly from quarter to quarter as a result of development operations, commodity prices, the curtailment of production in association with workover and recompletion activities and the incurrence of expenses related thereto, the timing and amount of reimbursement for customary overhead costs received by the Company and other factors, and, therefore, the results of operations for any one quarter may not be indicative of results for the full fiscal year.

     The Company uses the full cost method of accounting for its oil and gas properties. Under this method, all acquisition, exploration and development costs, including certain related employee costs (less any reimbursements for such costs) incurred for the purpose of acquiring and finding oil and gas reserves are capitalized in a "full cost pool" as incurred. The Company records depletion of its full cost pool using the unit of production method and uses its internal estimates of proved quantities of oil and gas reserves for financial accounting matters. To the extent that such capitalized costs in the full cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved oil and gas reserves, such excess costs are charged to operations. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil or gas prices increase.

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement No. 128"). The statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") and is designed to improve the EPS information provided in the financial statements by simplifying the existing computation. When adopted, this statement is expected to result in an insignificant increase in the Company's basic EPS. The Company will adopt the provisions of the statement in its 1997 year-end financial statements.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information About Capital Structure" ("Statement No. 129"). The statement consolidates the existing requirements to disclose certain information about an entity's capital structure, for both public and nonpublic entities. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). The statement establishes standards for reporting and display of comprehensive income and its components. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). The statement specifies revised guidelines for determining an entity's operating and geographic segments and the type and level of financial information about those segments to be disclosed. The Company will adopt the provisions of Statements No. 129, 130 and 131 in its 1998 financial statements. The Company does not believe that the adoption of Statements No. 129, 130 and 131 will have a material effect on its results of operations or the calculation of net income.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information with respect to the oil and gas operations of the Company:

                                                                             NINE MONTHS
                                             YEAR ENDED DECEMBER 31,     ENDED SEPTEMBER 30,
                                           ---------------------------   -------------------
                                            1994      1995      1996       1996       1997
                                           -------   -------   -------   --------   --------
Production:
  Oil and condensate (MBbls).............    1,394     2,071     2,558      1,842      2,491
  Gas (MMcf).............................   24,267    33,719    41,323     29,826     39,002
  Total production (MMcfe)...............   32,631    46,145    56,670     40,880     53,950
Average realized prices:
  Oil and condensate (per Bbl)...........  $ 15.73   $ 17.23   $ 20.89    $ 19.79    $ 19.26
  Gas (per Mcf)..........................     1.97      1.75      2.32       2.19       2.34
Average costs (per Mcfe):
  Lease operating (including production
     taxes)..............................  $  0.29   $  0.31   $  0.30    $  0.30    $  0.33
  Depreciation, depletion and
     amortization........................     1.05      1.08      1.13       1.11       1.25
  General and administrative, net........     0.12      0.12      0.13       0.13       0.15

  NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     PRODUCTION. Net production increased 32%, from 40.9 Bcfe for the nine months ended September 30, 1996, to 54.0 Bcfe for the nine months ended September 30, 1997. Oil and condensate production for the nine months ended September 30, 1997 increased 649 MBbls, or 35%, compared to the same period of 1996. Increased oil production for the first nine months of 1997 was due primarily to production increases from development drilling activities during 1996 at South Timbalier 148 and Ewing Bank 947, the acquisition of Ship Shoal 69 in the third quarter of 1996 and a well drilled and placed on production late in the fourth quarter of 1996 at Vermilion 398. Gas production increased by 9.2 Bcf, or 31%, from 29.8 Bcf for the nine months ended September 30, 1996 to 39.0 Bcf for the comparable period of 1997. Increased gas production was due to production increases from development drilling activities during 1996 at Ewing Bank 947, South Timbalier 148 and West Delta 152 and wells drilled and placed on production during the fourth quarter of 1996 at Vermilion 308 and 398. These increases were partially offset by natural production decline on other properties of the Company.

     OIL AND GAS REVENUES. Oil and gas revenues for the nine months ended September 30, 1997 increased by $37.4 million, or 37%, compared to the same period of 1996, primarily as a result of increased oil and gas production and higher realized gas prices. The average realized price of natural gas increased by 6.8%.

     For the nine months ended September 30, 1997, the average realized gas price was $2.34 per Mcf, which, as a result of hedging activities, was 95% of the $2.46 per Mcf average gas sales price that would have otherwise been received. As a result of hedging activities for gas production for the nine months ended September 30, 1996, the Company realized an average gas price of $2.19 per Mcf, or 84% of the $2.60 per Mcf average gas sales price that would have otherwise been received. There were no oil hedging activities for the nine months ended September 30, 1997. For the nine months ended September 30, 1996, the average realized oil and condensate price was $19.79, which, as a result of hedging activities, was 98% of the $20.15 per barrel average oil and condensate sales price that would have otherwise been received.

     LEASE OPERATING EXPENSE. Lease operating expense for the nine months ended September 30, 1997 increased to $17.8 million from $12.1 million for the comparable period of 1996. Lease operating expense per Mcfe increased from $0.30 for the nine months ended September 30, 1996 to $0.33 for the comparable period of 1997. These increases are primarily attributable to a general increase in costs in the oilfield service industry, increased workover activities, and lease operating costs associated with properties acquired after September 30, 1996.

     DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. During the nine months ended September 30, 1997, depreciation, depletion, and amortization expense increased to $67.4 million from $45.5 million for the comparable period of 1996. The increase was the result of an increased depletion rate per Mcfe and production increases from acquisitions and exploratory and development drilling activities during 1996 and 1997. The depletion rate per unit for the nine month period ended September 30, 1997 increased to $1.25 per Mcfe from $1.11 per Mcfe for the comparable period of 1996. The increase in the depletion rate per unit is primarily attributable to increased costs of drilling goods and services, platform and facilities construction and transportation services in the industry.

     GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, increased to $8.3 million, or $0.15 per Mcfe for the nine month period ended September 30, 1997, as compared to $5.3 million, or $0.13 per Mcfe, for the same period of 1996. Performance based compensation, as a component of general and administrative expense, increased from $3.2 million, or $0.08 per Mcfe, for the nine month period ended September 30, 1996 to $3.8 million, or $0.07 per Mcfe for the nine month period ended September 30, 1997. Direct costs associated with staff increases during 1996 were partially offset by joint interest reimbursements. To the extent that the Company continues to grow and increase its ownership in certain properties, the Company expects general and administrative expenses, in the aggregate, to continue to increase.

     NET INCOME. As a result of the foregoing, the Company had net income of $28.4 million or $0.75 per share, for the nine month period ended September 30, 1997 as compared to $24.6 million or $0.66 per share for the comparable period of 1996.

  1996 COMPARED TO 1995

     PRODUCTION. Net production increased 10.6 Bcfe, or 23%, from 46.1 Bcfe for 1995, to 56.7 Bcfe for 1996. Gas production increased by 7.6 Bcf, or 23%, from
33.7 Bcf for 1995 to 41.3 Bcf for 1996. Increased gas production was due to production increases at Eugene Island 251/262 and production from wells drilled and placed on production at Vermilion 355 and Vermilion 297 during the fourth quarter of 1995 and the first quarter of 1996, respectively. These increases were partially offset by natural production decline on other properties of the Company. Oil and condensate production for 1996 increased 487 MBbls, or 24%, compared to 1995. Increased oil production for 1996 was due primarily to production increases at Eugene Island 182, Ship Shoal 157 and the acquisition of Ship Shoal 69 in the third quarter of 1996.

     OIL AND GAS REVENUES. Oil and gas revenues for 1996 increased by $54.7 million, or 58%, compared to 1995, primarily as a result of increased oil and gas production and increased oil and gas prices. The average realized price of oil and condensate increased by 21% and the average realized price of natural gas increased by 33%.

     For the year ended December 31, 1996, the average realized gas price was $2.32 per Mcf, which, as a result of hedging activities, was 86% of the $2.70 per Mcf average gas sales price that would have otherwise been received. For the year ended December 31, 1995, the average realized gas price was $1.75 per Mcf, which as a result of hedging activities, was 105% of the $1.67 per Mcf average gas sales price that would have otherwise been received. For 1996, the average realized oil and condensate price was $20.89 per barrel, which, as a result of hedging activities, was 99% of the $21.15 per barrel average oil and condensate sales price that would have otherwise been received. For 1995, oil hedging activities had a negligible impact on oil and condensate revenues. During 1996, approximately 54% of the Company's equivalent production was subject to hedge positions as compared to 42% in 1995.

     LEASE OPERATING EXPENSE. Lease operating expense for 1996 increased to $16.9 million from $14.2 million for 1995. Despite a general increase in costs in the oil service industry, lease operating expense per Mcfe decreased from $0.31 for 1995 to $0.30 for 1996. The decrease in lease operating expense per unit is primarily attributable to higher production volumes.

     DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. During 1996, depreciation, depletion and amortization expense increased to $64.0 million from $49.9 million for 1995. The increase was the result of an increased depletion rate per Mcfe and production increases from acquisitions and exploratory and development drilling activities during 1996. The depletion rate per unit for 1996 increased to $1.13 per Mcfe from $1.08 per Mcfe for 1995. The increase in the depletion rate per unit is primarily attributable to higher cost reserve additions associated with proved properties the Company acquired in 1996.

     GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, increased to $7.6 million, or $0.13 per Mcfe, for 1996 as compared to $5.5 million, or $0.12 per Mcfe, for 1995. Performance based compensation, as a component of general and administrative expense, increased from $2.4 million, or $0.05 per Mcfe, for 1995, to $4.9 million, or $0.09 per Mcfe, for 1996. Direct costs associated with staff increases during 1996 were offset to a significant extent by joint interest reimbursements.

     STOCK COMPENSATION EXPENSE. Stock compensation expense increased by $1.3 million during 1996 due to the amortization of additional noncash compensation expense associated with 246,000 shares of restricted stock that were granted in 1996 to employees and 10,000 shares of restricted stock that were granted to non-employee Directors.

     NET INCOME. As a result of the foregoing, the Company had net income of $38.5 million or $1.03 per share for 1996, as compared to $16.3 million or $0.45 per share for 1995.

  1995 COMPARED TO 1994

     PRODUCTION. Net production increased 13.5 Bcfe, or 41%, from 32.6 Bcfe for 1994 to 46.1 Bcfe for 1995. During 1995, gas production increased by 9.5 Bcf or 39%, to 33.7 Bcf for 1995 from 24.3 Bcf for 1994. Increased gas production was due to production increases at Eugene Island 182, the acquisition of South Timbalier 100 in the second quarter of 1995, and wells drilled and placed on production during the first quarter of 1995 at Eugene Island 251/262, Main Pass 255/259 and Vermillion 288. These increases were partially offset by natural production decline on other properties of the Company. Oil and condensate production for 1995 increased 677 MBbls, or 49%, compared to 1994. Increased oil and condensate production for 1995 was due primarily to initial production in 1995 following development drilling during 1994 at Eugene Island 182 and Eugene Island 251/262.

     OIL AND GAS REVENUES. Oil and gas revenues for 1995 increased by $24.9 million, or 36%, compared to 1994. The increase was primarily the result of increased oil and gas production and increased oil and condensate prices, partially offset by a decrease in gas prices. The average realized price of oil and condensate increased by 10% and the average realized price of natural gas decreased by 11%.

     As a result of hedging activities for gas production for 1995, the Company realized an average gas price of $1.75 per Mcf, or 105% of the $1.67 per Mcf average gas sales price that otherwise would have been received. For 1994, the average realized gas price was $1.97, which, as a result of hedging activities, was 102% of the $1.94 per Mcf average gas sales price that would have otherwise been received. The hedging activities for oil and condensate production for 1995 had a negligible impact on oil and condensate revenues. There were no hedging activities for oil and condensate production in 1994. During 1995, approximately 42% of the Company's equivalent production was subject to hedge positions as compared to 16% in 1994.

     LEASE OPERATING EXPENSE. Lease operating expense for 1995 increased $4.6 million to $14.2 million from $9.6 million for 1994. Lease operating expense per Mcfe increased from $0.29 for 1994 to $0.31 for 1995. Both increases are primarily attributable to lease operating costs associated with properties the Company acquired during the first half of 1995, with the increase per Mcfe partially offset by higher production volumes.

     DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. In 1995, depreciation, depletion and amortization expense increased to $49.9 million from $34.1 million in 1994. The increase is attributable to an increased depletion rate per Mcfe and increased production volumes in 1995 as compared to 1994. The depletion rate for 1995 increased to $1.08 per Mcfe from $1.05 per Mcfe for 1994.

     GENERAL AND ADMINISTRATIVE EXPENSE, NET. General and administrative expense, which is net of overhead reimbursements received by the Company from other working interest owners, increased to $5.5 million for 1995 as compared to $3.8 million for 1994. Direct costs associated with staff increases since the end of 1994 were offset to a significant extent by program and joint interest reimbursements.

     NET INCOME. As a result of the foregoing, the Company had net income of $16.3 million, or $0.45 per share, for 1995, an increase of $1.8 million compared to $14.4 million, or $0.40 per share, for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had $8.8 million of working capital at September 30, 1997 compared to $11.4 million at December 31, 1996. The $2.6 million decrease in working capital is primarily due to increased drilling activity during the first nine months of 1997 offset by the impact of increased revenues during the period. In addition, working capital balances may fluctuate from quarter to quarter to the extent the Company increases or decreases borrowings under the Credit Facility. Historically, the Company has funded its oil and gas activities through cash flow from operations, equity capital from private and public sources and bank borrowings.

     From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade credit rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered. Unrealized gains and losses on these contracts are deferred and offset against the related settlement amounts.

     As of September 30, 1997, the Company had entered into commodity price hedging contracts with respect to its gas production as follows:

                              FIXED PRICE SWAPS                    COLLARS                    FLOOR CONTRACTS
                          --------------------------   -------------------------------   --------------------------
                                                                           NYMEX
                                                                      CONTRACT PRICE
                                          NYMEX                          PER MMBTU                       NYMEX
                          VOLUME IN   CONTRACT PRICE   VOLUME IN     -----------------   VOLUME IN   CONTRACT PRICE
         PERIOD            MMMBTU       PER MMBTU       MMMBTU       FLOOR     CEILING    MMMBTU       PER MMBTU
         ------           ---------   --------------   ---------     -----     -------   ---------   --------------
October 1997............    1,500(1)      $2.41            --           --         --      1,500(1)      $2.38
November 1997...........    1,500(2)      $3.02           750        $2.78      $3.34        250         $2.95
December 1997...........    1,500(2)      $3.10           250        $3.03      $3.85         --            --
                               --            --           750        $2.87      $3.70         --            --
January 1998............    1,500(2)      $3.09           250        $3.01      $4.30         --            --
                               --            --           750        $2.86      $4.13         --            --
February 1998...........    1,500(2)      $2.77           250        $2.67      $4.03         --            --
                               --            --           750        $2.59      $3.93         --            --
March 1998..............    1,500(2)      $2.48           250        $2.48      $3.25        750         $2.33
April 1998..............      500(1)      $2.25            --           --         --         --            --

---------------

(1) The Company has entered into a basis swap with respect to all of the indicated volume.

(2) The Company has entered into a basis swap with respect to 50% of the indicated volume.

     These hedging transactions are settled based upon the average of the reported settlement prices on the New York Mercantile Exchange (the "NYMEX") for the last three trading days of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price for such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with the settlement of a floor transaction.

     The Company enters into basis swaps (either as part of a particular hedging transaction or separately) tied to a particular NYMEX-based transaction to eliminate basis risk. Because substantially all of the Company's natural gas production is sold under spot contracts that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

     The Company maintains its reserve-based revolving Credit Facility with The Chase Manhattan Bank, as agent. The Credit Facility was amended and restated as of October 9, 1997 in connection with the offering of the Notes. As so amended and restated, the Credit Facility provides a $125 million revolving credit maturing on October 31, 2002, improved interest rate pricing grids and additional flexibility under certain covenants. The amount available under the Credit Facility is subject to a calculated borrowing base, which base is reduced by the principal amount of the Notes outstanding at the time of calculation. The Company has an option, subject to the borrowing base, to increase the facility to $200 million. As of September 30, 1997, $120 million was outstanding under the Credit Facility. Subsequent to September 30, 1997, the Company used the net proceeds from the sale of the Notes to repay all borrowings outstanding under the Credit Facility. The Company currently has $100 million of borrowing capacity under the Credit Facility.

     The Company's net cash flow from operations for the first nine months of 1997 was $117.3 million compared to $108.6 million for the same period of 1996. The increase in cash flow was primarily attributable to increases in oil and gas production and average realized gas prices and changes in operating assets and liabilities. Net cash flow from operations before changes in operating assets and liabilities for the first nine months of 1997 was $112.1 million compared to $85.0 million for the same period of 1996. The increase in net cash flow from operations before changes in operating assets and liabilities is primarily attributable to increased oil and gas production. The Company's net cash flow from operations for 1996 was $127.5 million compared to $67.6 million for 1995. Net cash flow from operations before changes in operating assets and liabilities for 1996 was $125.2 million compared to $75.6 million for 1995. The year-to-year increase in net cash flow from operations before changes in operating assets and liabilities was primarily attributable to increases in oil and gas production and higher average realized natural gas and oil prices, partially offset by higher operating expenses.

     Capital expenditures for the nine months ended September 30, 1997 were $188.3 million, consisting of $53.8 million for exploration, $86.8 million for development and $47.7 million for proved property acquisitions. Capital expenditures for 1996 were $163.8 million, consisting of $49.3 million for exploration, $80.3 million for development and $34.2 million for acquisitions of properties.

     The Company's exploration capital expenditure budget for the last quarter of 1997 is approximately $15.1 million. Development and construction expenditures for platforms, facilities and pipelines are budgeted to be approximately $25.5 million for the last quarter of 1997. No significant abandonment or dismantlement costs are anticipated for the remainder of 1997. The Company continues to pursue attractive acquisition opportunities. The timing and size of any acquisition and the associated capital commitments are unpredictable. Actual levels of capital expenditures may vary significantly due to many factors, including drilling results, oil and gas prices, industry conditions, the prices and availability of goods and services and the extent to which proved properties are acquired. The Company anticipates that these capital expenditures will be funded principally from cash flow from operations, working capital, bank borrowings and proceeds from the Offering.

                                    BUSINESS
OVERVIEW

     Newfield is an independent oil and gas company engaged in the exploration, development and acquisition of oil and natural gas properties located primarily in the Gulf of Mexico. Newfield discovered and acquired its first oil and gas reserves in 1990 and has grown rapidly since that time. At June 30, 1997, Newfield had proved reserves of 379.3 Bcfe with a Present Value of estimated future pre-tax cash flows of $574 million. Approximately 73% of Newfield's proved reserves at such date were natural gas and approximately 81% were proved developed.

     Newfield has achieved substantial growth in reserves, production, revenues and EBITDA since its inception. Newfield's estimated proved reserves have increased from 23.1 Bcfe as of December 31, 1990 to 379.3 Bcfe as of June 30, 1997, representing a compound annual growth rate of 54%. Similarly, annual production has increased from 6.0 Bcfe in 1991 to 56.7 Bcfe in 1996, representing a compound annual growth rate of 57%. Newfield has set a revised production target for 1997 of 73.5 Bcfe, a 30% increase from 1996. Newfield's revenues and EBITDA were $186.6 million and $153.1, respectively, for the 12 months ended September 30, 1997.

     Newfield has become a significant operator in the Gulf of Mexico. As of September 30, 1997, Newfield owned interests in 115 lease blocks in the Gulf of Mexico and operated over 90 platforms. For the first quarter of 1997, Newfield was ranked as the fourteenth largest operator in the Gulf of Mexico based on average operated gross daily production of 414 MMcfe. For September 1997, Newfield had average operated gross daily production of 494 MMcfe. In addition, Newfield was the eighth most active driller in the Gulf of Mexico in 1996.

     From its inception through June 30, 1997, Newfield has invested $642.5 million in capital expenditures (including acquisition costs) to generate 609.4 Bcfe of proved reserves at an average finding and development cost of $1.05 per Mcfe. Over that period, Newfield's average cash margin per Mcfe of production was $1.89, allowing internally generated cash flow to be the principal source for Newfield's capital investments in oil and gas properties and drilling and construction activities. Newfield intends to continue to fund a substantial portion of its capital investments through internally generated cash flow.

STRATEGY

     Newfield's strategy is to continue to expand its reserve base and increase its cash flow through exploration and the acquisition and exploitation of proved properties. Newfield emphasizes the following elements in implementing this strategy:

     - Reserve growth through exploratory drilling of a balanced portfolio

     - Balance between exploration and the acquisition and exploitation of proved properties

     - Geographic focus in the Gulf of Mexico

     - Control of operations and costs

     - Use of 3-D seismic and other advanced technology

     - Equity ownership and other incentives to retain and attract employees

     Newfield has utilized a balanced approach of exploration and the acquisition and exploitation of proved properties to grow its reserves, production and cash flow. Of the 609.4 Bcfe of proved reserves Newfield has added through June 30, 1997, 36% were added through exploration, 37% were added through the acquisition of proved reserves and 27% were added through the exploitation of opportunities identified and acquired in connection with the acquisition of proved properties. Newfield's exploration, acquisition and exploitation activities are complementary. Proved properties acquired by Newfield usually have exploration or exploitation potential that Newfield has previously identified. In addition, acquisitions can increase Newfield's presence in an area, creating the infrastructure to provide Newfield with the ability to capture other opportunities at a competitive advantage. Information gathered while evaluating production on acquisition candidates and adjacent acreage is used, as appropriate, in Newfield's exploration efforts. Conversely, a successful exploratory prospect may reveal similar untested reserve potential on an adjacent property, making its purchase attractive.

     EXPLORATION ACTIVITIES. Newfield maintains an active, technologically driven exploration program. During 1996, Newfield invested $48.5 million for exploration costs, including seismic data, leasehold acquisitions and exploratory drilling. Newfield allocates its exploration spending between a small number of higher risk, higher potential prospects which, if successful, may result in significant increases in proved reserves, and a greater number of lower risk, moderate potential prospects. From its inception through June 30, 1997, Newfield participated in 83 exploratory wells at a cost to drill and evaluate of $127.3 million net to Newfield's interest. These wells have resulted in the discovery of proved reserves of 219.0 Bcfe net to Newfield's interest. Of these 83 wells, 83% were operated by Newfield. All of the exploratory prospects drilled by Newfield in 1996 and to date in 1997 were based on 3-D seismic data. Newfield has budgeted $68.9 million for exploration activities for 1997. Fifty-six of the wells operated by Newfield were drilled under turnkey drilling contracts, which are fixed rate contracts pursuant to which the drilling contractor generally bears the risk of loss for unbudgeted contingencies.

     Newfield acquires exploration prospects through federal and state lease sales, in connection with proved property acquisitions and through farm-ins. Newfield is continuously evaluating new opportunities and currently has a substantial inventory of prospects, including seven that are expected to be drilled prior to December 31, 1997. Recently, Newfield initiated its first international activity by acquiring an interest in an exploration project offshore China.

     ACQUISITION ACTIVITIES. Newfield actively pursues the acquisition of proved oil and gas properties in the Gulf of Mexico and southern Louisiana, particularly properties with unexploited reserve potential in order to enhance returns. Newfield targets properties that it can operate to control operations and costs and in which it can increase its interest. Acquisitions that meet these criteria and provide a base for further evaluation and exploitation adjacent to existing Company production are of particular interest to Newfield. Newfield pursues a multi-discipline team approach for evaluating acquisition opportunities. Acquisition candidates undergo extensive technical and financial evaluation by a group of geologists, geophysicists, geological engineers and petroleum engineers. Land, drilling, operations and marketing staffs support these evaluation efforts. Newfield's seismic, land and production databases, along with regional geological interpretations, supplement any information provided by a potential seller in the acquisition candidate screening process.

     In July 1997, Newfield completed the acquisition of interests in five oil and gas producing fields comprised of interests in nine offshore blocks in the East Cameron, West Cameron and High Island areas of the Gulf of Mexico and offshore Louisiana and Texas for a purchase price of approximately $43 million. In July 1997, combined production from these fields was approximately 18 MMcfe per day net to the interests acquired, or approximately 10% of Newfield's net daily production prior to the acquisition. These nine offshore blocks present Newfield with several exploratory and development opportunities, which Newfield is currently pursuing.

     DEVELOPMENT ACTIVITIES. Newfield also maintains an active development program. During 1996, Newfield invested $79.6 million for development costs, including recompletions and development drilling. From its inception through June 30, 1997, Newfield participated in 93 development wells at an aggregate cost, net to Newfield's interest, of $231.3 million. These wells have resulted in the addition of proved reserves of 158.2 Bcfe. Newfield has budgeted $112.4 million for development activities for 1997.

     GEOGRAPHIC FOCUS. Newfield believes that its focus in the federal waters of the Gulf of Mexico is the foundation for its continued growth. The Gulf of Mexico is a prolific oil and gas province, accounting for approximately 25% of domestic natural gas production, and Newfield believes that the Gulf of Mexico has significant remaining undiscovered reserve potential. Newfield's management and technical personnel have extensive experience in the Gulf of Mexico, and Newfield's geographic focus assists it in controlling operating and administrative costs. The Gulf of Mexico has a substantial existing infrastructure, including gathering systems, platforms and pipelines, and numerous drilling and service companies maintain a substantial presence there, facilitating cost effective operations and the timely development of discoveries. In addition, significant amounts of geologic data are available at reasonable cost.

     While Newfield intends to continue to focus on the Gulf of Mexico, it also intends to pursue selective opportunities to develop "focused diversification" outside the Gulf of Mexico. Focused diversification efforts will be directed toward a limited number of areas where Newfield can apply its core competencies, such as geological and geophysical analyses through the application of 3-D seismic and other advanced technologies, and control of or significant influence on operations.

     As a natural extension of its operations in the Gulf of Mexico, Newfield has established onshore Gulf Coast operations in southern Louisiana. The objective of this onshore effort is to acquire and rejuvenate large producing fields through the use of 3-D seismic and core competencies that Newfield has used successfully in the adjacent offshore area.

     In May 1997, Newfield acquired the assets and subsidiaries of Huffco International, L.L.C., which include a 35% working interest in a 415,000 acre production sharing contract in the Bohai Bay, offshore China, for approximately $6 million. As part of this acquisition, Newfield also acquired certain rights and data relating to offshore West Africa and an international database and added a small international technical staff. The recently drilled initial exploratory well in the Bohai Bay failed to produce oil or gas and Newfield and the other participants in the well have agreed to plug and abandon the well. Newfield anticipates additional exploratory drilling on the property in 1998. Successful exploratory drilling in the Bohai Bay may result in significant future investment in this area. Newfield is also actively considering investments in selected countries in West Africa and Latin America.

     CONTROL OF OPERATIONS AND COSTS. Newfield believes that it is one of the lowest cost producers in the Gulf of Mexico based upon several reports prepared by analysts that follow the industry. Newfield prefers to operate its properties in order to manage production performance and to control operating expenses, the timing and amount of capital expenditures and the application of technology. Properties operated by Newfield accounted for 89% of its total equivalent production for 1996.

     Newfield's geographic focus enables it to manage a large asset base with a relatively small number of employees and to add successful exploratory and development wells and proved property acquisitions at relatively low incremental costs. Newfield also uses independent contractors for much of its field operations activities to control costs.

     TECHNOLOGY. Newfield uses advanced technology in its exploration and development activities to reduce its risks and lower its costs. Newfield currently holds licenses or has access to 3-D seismic surveys covering approximately 220 blocks in the Gulf of Mexico and 315 square miles in southern Louisiana, including coverage of 36 producing fields it operates. In addition, Newfield holds licenses or has access to more than 80,000 miles of recent vintage 2-D seismic data in the central Gulf of Mexico and to 300,000 miles of regional 2-D seismic coverage across the Gulf of Mexico and owns a library containing logs on more than 4,500 wells drilled in Newfield's focus area.

     The availability of 3-D seismic coverage for the Gulf of Mexico at a reasonable cost makes its use in exploration attractive from a risk management perspective. The use of 3-D seismic and computer-aided exploration technology provides Newfield with substantially more accurate and comprehensive geological data for the evaluation of drilling prospects than use of only 2-D seismic data.

     MANAGEMENT AND EMPLOYEES. Newfield's management and 39 technical personnel have extensive experience in the Gulf of Mexico. Newfield was founded by Joe B. Foster, former Chairman of Tenneco Oil Company, and 25 former employees of Tenneco with experience in the Gulf of Mexico. A principal management philosophy then and today is to incentivize and reward employees through equity ownership and performance based compensation. As of September 30, 1997, Newfield's employees owned or had options to acquire an aggregate of approximately 13% of Newfield's outstanding common stock on a fully diluted basis.

PROPERTIES

     Substantially all of the Company's proved properties are located in the federal waters of the Gulf of Mexico. The more significant proved producing properties stretch from the West Delta area offshore Louisiana, south-southeast of New Orleans, to the High Island area offshore Texas, south-southeast of Houston. These properties lie in water depths that range from 45 feet to 480 feet. For the nine month period ended September 30, 1997, no single field accounted for more than 15% of the Company's net production. As of September 30, 1997, the Company owns interests in 115 leases and 440 wells and operates 96 platforms, 57 of which are considered major platforms. Major platforms are those that have six or more wells or two pieces of production equipment.

     The Company's eight largest properties accounted for approximately 56% of the Company's equivalent proved reserves at June 30, 1997, but no single property held more than 12% of the Company's equivalent proved reserves as of such date, nor did any single property hold more than 15% of the net present value of the proved reserves as of such date.

     The Company owns interests in two proved producing properties onshore south Louisiana, in Cameron and Acadia parishes. Additionally, the Company owns unproved acreage in and adjacent to these producing properties and in other coastal parishes in Louisiana.

OIL AND GAS RESERVES

     The following table sets forth estimated net proved oil and gas reserves of the Company and the present value of estimated future pre-tax net cash flows related to such reserves as of June 30, 1997. Unless otherwise noted, all information in this Prospectus relating to oil and gas reserves and the estimated future net cash flows attributable thereto are based upon estimates prepared by the Company and are net to the Company's interest. The Present Value of estimated future net cash flows was prepared using constant prices as of the calculation date, discounted at 10% per annum on a pre-tax basis.

                                                           PROVED RESERVES
                                                 ------------------------------------
                                                 DEVELOPED    UNDEVELOPED     TOTAL
                                                 ---------    -----------    --------
Oil and condensate (MBbls)....................     15,262         1,624        16,886
Gas (MMcf)....................................    215,716        62,270       277,986
Total proved reserves (MMcfe).................    307,290        72,015       379,305
Present value of estimated future pre-tax net
  cash flows (in thousands)...................   $492,663       $81,487      $574,150

     Ryder Scott Company, Petroleum Engineers ("Ryder Scott"), has prepared estimates of the Company's proved reserves and future net cash flows therefrom as of December 31, 1992, 1993, 1994, 1995 and 1996. Ryder Scott's estimates of equivalent proved reserves were 100.3%, 97.8%, 106.0%, 100.5% and 96.3%, respectively, of the Company's estimates of proved reserves for the same periods. Ryder Scott's estimates of the present value of future pre-tax net cash flows attributable to the Company's proved reserves were 105.7%, 102.4%, 107.9%, 102.4% and 93.7% respectively, of the Company's estimates for the same periods.

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represents estimates only. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing, and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately recovered. Furthermore, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including future prices, production levels and costs, that may not prove correct.

     As is generally the case in the Gulf of Mexico, the Company's producing properties are characterized by a high initial production rate, followed by a steep decline in production. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. Without successful exploration or acquisition activities, the Company's reserves and revenues will decline rapidly.

     As an operator of domestic oil and gas properties, the Company has filed Department of Energy Form EIA-23, "Annual Survey of Oil and Gas Reserves," as required by Public Law 93-275. There are differences between the reserves as reported on Form EIA-23 and as reported herein. The differences are attributable to the fact that Form EIA-23 requires that an operator report on the total reserves attributable to wells that are operated by it, without regard to ownership (i.e., reserves are reported on a gross operated basis, rather than on a net interest basis).

FINDING COSTS

     The following table sets forth certain information regarding the costs associated with finding, acquiring and developing the Company's proved oil and gas reserves:

                                                                             COST TO FIND
                                                CAPITALIZED      RESERVES        AND
                                                  COSTS(1)        ADDED        DEVELOP
                                               (IN THOUSANDS)    (MMCFE)      (PER MCFE)
                                               --------------    --------    ------------
1992........................................      $ 34,777        39,257        $0.89
1993........................................        43,126        72,164(2)      0.60(2)
1994........................................       116,476        97,513         1.19
1995........................................       103,511       102,580         1.01
1996........................................       162,315       119,050         1.36
1997 (through June 30)......................       112,403        94,101         1.19
                                                  --------       -------        -----
  Five-and-one-half-year period ended June
     30, 1997...............................      $572,608       524,665        $1.09
                                                  ========       =======        =====

---------------

(1) Capitalized costs represent all capitalized expenditures of the Company as shown in the following table under the caption "-- Development, Exploration and Acquisition Capital Expenditures," excluding interest capitalized.

(2) Reserves added during 1993 include 10,088 MMcfe of reserves attributable to the Company's reversionary interests in certain properties that had not previously been included in the reserve estimates. Cost to find and develop per Mcfe for 1993 is $0.69 without taking into account the addition of reserves attributable to such reversionary interests. See "-- Oil and Gas Reserves."

DEVELOPMENT, EXPLORATION AND ACQUISITION CAPITAL EXPENDITURES

     The following table sets forth certain information (in thousands) regarding the capitalized costs incurred in the purchase of proved and unproved properties and in development and exploration activities:

                                                                                NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                          --------------------------------------------------   -------------------
                           1992      1993       1994       1995       1996       1996       1997
                          -------   -------   --------   --------   --------   --------   --------
                                                       (IN THOUSANDS)
Property acquisition:
  Unproved properties...  $   749   $ 1,422   $  2,020   $ 10,154   $  5,670   $  5,300   $ 36,221
  Proved properties.....   13,844    17,694     32,810     29,393     28,480     22,124     23,168
Exploration.............    5,315     9,197     17,710     32,518     48,525     43,441     40,131
Development.............   14,869    14,813     63,936     31,446     79,640     48,941     86,425
Interest capitalized....      119       119        217        674      1,508      1,006      2,393
                          -------   -------   --------   --------   --------   --------   --------
    Total capitalized
      costs.............  $34,896   $43,245   $116,693   $104,185   $163,823   $120,812   $188,338
                          =======   =======   ========   ========   ========   ========   ========

DRILLING ACTIVITY

     The following table sets forth the drilling activity of the Company for each year of the three-year period ended December 31, 1996 and for the nine months ended September 30, 1997:

                                                                            NINE MONTHS
                                        YEAR ENDED DECEMBER 31,                ENDED
                               -----------------------------------------   SEPTEMBER 30,
                                   1994          1995           1996            1997
                               ------------   -----------   ------------   --------------
                               GROSS   NET    GROSS   NET   GROSS   NET    GROSS     NET
                               -----   ----   -----   ---   -----   ----   ------    ----
Exploratory wells:
  Productive.................    6      3.6    10     4.7     8      4.5      6       3.9
  Nonproductive..............    3      1.7     6     3.9     7      3.4      7       4.4
                                --     ----    --     ---    --     ----     --       ---
          Total..............    9      5.3    16     8.6    15      7.9     13       8.3
                                ==     ====    ==     ===    ==     ====     ==       ===
Development wells:
  Productive.................   16      8.6    12     4.0    24     10.1     13       7.2
  Nonproductive..............    3      1.9     3     2.0     1      0.3      1       0.5
                                --     ----    --     ---    --     ----     --       ---
          Total..............   19     10.5    15     6.0    25     10.4     14       7.7
                                ==     ====    ==     ===    ==     ====     ==       ===

PRODUCTIVE WELLS

     The following table sets forth the number of productive oil and gas wells in which the Company owned an interest as of September 30, 1997:

                                                      COMPANY        OUTSIDE        TOTAL
                                                      OPERATED      OPERATED      PRODUCTIVE
                                         COMPANY       WELLS          WELLS         WELLS
                                        OPERATED    ------------   -----------   ------------
                                        PLATFORMS   GROSS   NET    GROSS   NET   GROSS   NET
                                        ---------   -----   ----   -----   ---   -----   ----
Offshore Louisiana
  Federal:
     Oil..............................     28         56    32.3    --      --     56    32.3
     Gas..............................     59         85    41.7    17     1.9    102    43.6
  State:
     Oil..............................      1          1     0.7    --      --      1     0.7
     Gas..............................      1          1     0.7    --      --      1     0.7
Onshore Louisiana
     Oil..............................     --          3     1.3    --      --      3     1.3
     Gas..............................     --          2     1.5    --      --      2     1.5
Offshore Texas
  Federal:
     Oil..............................     --          6     2.8    --      --      6     2.8
     Gas..............................      7         10     5.1    --      --     10     5.1
                                           --        ---    ----    --     ---    ---    ----
          Total.......................     96        164    86.1    17     1.9    181    88.0
                                           ==        ===    ====    ==     ===    ===    ====

ACREAGE DATA

     The following table sets forth certain information regarding the Company's developed and undeveloped lease acreage as of September 30, 1997:

                                            DEVELOPED ACRES      UNDEVELOPED ACRES
                                           ------------------    ------------------
                                            GROSS       NET       GROSS       NET
                                           -------    -------    -------    -------
Offshore Louisiana:
  Federal waters.........................  301,665    142,556     83,944     54,239
  State waters...........................    3,153      2,177      2,592      2,592
Onshore Louisiana........................   24,813     12,899     11,687      5,857
Offshore Texas:
  Federal waters.........................   33,930     16,596     46,080     37,008
  State waters...........................       --         --         --         --
Offshore People's Republic of China......       --         --    415,000    145,250
                                           -------    -------    -------    -------
          Total..........................  363,561    174,228    559,303    244,946
                                           =======    =======    =======    =======

     Leases covering approximately 5,000 (875 net to the Company), 9,822 (7,384 net to the Company), 33,938 (21,501 net to the Company), 42,453 (33,317 net to the Company), and 18,098 (12,338 net to the Company) undeveloped acres are scheduled to expire in the fourth quarter of 1997, 1998, 1999, 2000 and 2001, respectively.

MARKETING AND HEDGING

     The Company markets substantially all of the oil and gas production from Company-operated properties for both the account of the Company and the other working interest owners in these properties. The Company has one market-sensitive long-term contract (accounting for approximately 5% of gas sales during recent months) under which the buyer has certain obligations to take natural gas. The majority of the Company's natural gas production, however, is sold to a variety of purchasers under short-term (less than 12 months) contracts or 30-day spot gas purchase contracts. During 1996, Coast Energy Group and Superior Natural Gas Corporation each purchased in excess of 10% of the gas sold by the Company for its own account. Oil sales contracts are short-term and are based upon field posted prices plus negotiated bonuses. During 1996, Gulfmark Energy, Inc. and Northridge Energy Marketing each purchased in excess of 10% of the oil sold by the Company for its own account. Based upon the current demand for oil and gas, the Company believes that the loss of any of these purchasers would not have a material adverse effect on the Company. See Note 1 to the Company's consolidated financial statements included elsewhere in this Prospectus.

     From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade credit rating or secured by letters of credit.

     During 1996, approximately 54% of the Company's equivalent production was subject to hedge positions. The Company has also entered into hedging transactions with respect to a portion of its estimated production for 1997. The Company continues to evaluate whether to enter into additional hedging transactions for 1997 and future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions.

     As of September 30, 1997, the Company had entered into commodity price hedging contracts with respect to its gas production as follows:

                              FIXED PRICE SWAPS                    COLLARS                    FLOOR CONTRACTS
                          --------------------------   -------------------------------   --------------------------
                                                                           NYMEX
                                                                      CONTRACT PRICE
                                          NYMEX                          PER MMBTU                       NYMEX
                          VOLUME IN   CONTRACT PRICE   VOLUME IN     -----------------   VOLUME IN   CONTRACT PRICE
         PERIOD            MMMBTU       PER MMBTU       MMMBTU       FLOOR     CEILING    MMMBTU       PER MMBTU
         ------           ---------   --------------   ---------     -----     -------   ---------   --------------
October 1997............    1,500(1)      $2.41            --           --         --      1,500(1)      $2.38
November 1997...........    1,500(2)      $3.02           750        $2.78      $3.34        250         $2.95
December 1997...........    1,500(2)      $3.10           250        $3.03      $3.85         --            --
                               --            --           750        $2.87      $3.70         --            --
January 1998............    1,500(2)      $3.09           250        $3.01      $4.30         --            --
                               --            --           750        $2.86      $4.13         --            --
February 1998...........    1,500(2)      $2.77           250        $2.67      $4.03         --            --
                               --            --           750        $2.59      $3.93         --            --
March 1998..............    1,500(2)      $2.48           250        $2.48      $3.25        750         $2.33
April 1998..............      500(1)      $2.25            --           --         --         --            --

---------------

(1) The Company has entered into a basis swap with respect to all of the indicated volume.

(2) The Company has entered into a basis swap with respect to 50% of the indicated volume.

     These hedging transactions are settled based upon the average of the reported settlement prices on the NYMEX for the last three trading days of a particular contract month (the "settlement price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the settlement price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the settlement price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the settlement price for any settlement period is above the ceiling price for such transaction. For any particular floor transaction, the counterparty is required to make a payment to the Company if the settlement price for any settlement period is below the floor price for such transaction. The Company is not required to make any payment in connection with the settlement of a floor transaction.

     The Company enters into basis swaps (either as part of a particular hedging transaction or separately) tied to a particular NYMEX-based transaction to eliminate basis risk. Because substantially all of the Company's natural gas production is sold under spot contracts that have historically correlated with the swap price, the Company believes that it has no material basis risk with respect to gas swaps that are not coupled with basis swaps.

COMPETITION

     Competition in the oil and gas industry is intense, particularly with respect to the acquisition of producing properties and proved undeveloped acreage. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. The Company believes that the locations of its leasehold acreage, its exploration, drilling, and production capabilities, and the experience of its management generally enable it to compete effectively. Many of the Company's competitors, however, have financial resources and exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies.

REGULATION

     FEDERAL REGULATION OF SALES AND TRANSPORTATION OF NATURAL
GAS. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938 (the "NGA"), the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which gas could be sold. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act (the "Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993. Congress could, however, reenact price controls in the future.

     Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B, 636-C (collectively, "Order No. 636"), which require interstate pipelines to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Although Order No. 636 does not directly regulate the Company's activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. An imbalance tolerance is the degree by which a shipper's nominated gas flow and actual gas flow may differ without the shipper being penalized by the pipeline. The FERC has issued final orders on all Order No. 636 pipeline restructuring proceedings. Order No. 636 and subsequent FERC orders issued in individual pipeline restructuring proceedings have been the subject of appeals, the results of which have generally supported the FERC's open-access policies. Last year, the United States Court of Appeals for the District of Columbia Circuit (the "D.C. Circuit") largely upheld Order No. 636. Because further review of certain of these orders is still possible and other appeals remain pending, it is difficult to predict the ultimate impact of the orders on the Company and its production efforts. However, the Company does not believe that it will be affected by the restructuring rule and orders any differently than other natural gas producers and marketers with which it competes.

     The FERC has announced several important transportation-related policy statements and proposed rule changes, including the appropriate manner in which interstate pipelines release capacity under Order No. 636 and, more recently, the price that shippers can charge for their released capacity. In addition, in

1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology. A number of pipelines have obtained FERC authorization to charge negotiated rates as one such alternative. In February 1997, the FERC announced a broad inquiry into issues facing the natural gas industry to assist the FERC in establishing regulatory goals and priorities in the post-Order No. 636 environment. While these changes would affect the Company only indirectly, they are intended to further enhance competition in natural gas markets. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers with which it competes.

     The Outer Continental Shelf Lands Act (the "OCSLA") requires that all pipelines operating on or across the Outer Continental Shelf (the "OCS") provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, in which the FERC implemented the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the OCS.

     Commencing in May 1994, the FERC issued a series of orders in individual cases that delineate its new gathering policy. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that, except in situations in which the gatherer acts in concert with an interstate pipeline affiliate to frustrate the FERC's transportation policies, it does not generally have jurisdiction over natural gas gathering facilities and services, and that such facilities and services located in state jurisdictions are properly regulated by state authorities. This FERC action may further encourage regulatory scrutiny of natural gas gathering by state agencies. In addition, the FERC has approved several transfers by interstate pipelines of gathering facilities to unregulated independent or affiliated gathering companies, subject to the transferee providing service for two years from the date of transfer to the pipeline's existing customers pursuant to a default contract or pursuant to mutually agreeable terms. In August 1996, the D.C. Circuit largely upheld the FERC's new gathering policy, but remanded the FERC's default contract condition. The Company does not believe that it will be affected by the FERC's new gathering policy any differently than other producers, gatherers and marketers with which it competes.

     Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

     FEDERAL LEASES. Substantially all of the Company's operations are located on federal oil and gas leases, which are administered by the United States Department of the Interior Minerals Management Service (the "MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the OCSLA (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. The Company is currently exempt from the supplemental bonding requirements of the MMS. Under certain circumstances, the MMS may require any Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     The MMS has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. This proposed rule would modify the valuation procedures for both arm's-length and non-arm's-length crude oil transactions, establish a new MMS form for collecting value differential data, and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict what action the MMS will take on this matter. The Company believes that these rules, if adopted as proposed, will not have a material impact on its financial condition, liquidity or results of operations. In April 1997, after two years of study, the MMS withdrew proposed changes to the way it values natural gas for royalty payments. These proposed changes would have established an alternative market-based method for calculating royalties on certain natural gas sold to affiliates or pursuant to non-arm's length sales contracts.

     STATE AND LOCAL REGULATION OF DRILLING AND PRODUCTION. The Company owns interests in properties located in onshore Louisiana and in the state waters of the Gulf of Mexico offshore Texas and Louisiana and occasionally may conduct operations in the state waters offshore Mississippi. These states regulate drilling and operating activities by requiring, among other things, drilling permits and bonds and reports concerning operations. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing of waste materials, unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Some states prorate production to the market demand for oil and gas.

     OIL PRICE CONTROLS AND TRANSPORTATION RATES. Sales of crude oil, condensate and gas liquids by the Company are not currently regulated and are made at market prices. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. The Company is not able to predict what effect, if any, this order will have on it, but other factors being equal, it may tend to increase transportation costs or reduce wellhead prices for crude oil.

     ENVIRONMENTAL REGULATIONS. The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the oil and gas industry in general and the offshore drilling industry in particular, the business and prospects of the Company could be adversely affected.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75 million in other damages. Few defenses exist to the liability imposed by the OPA.

     OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, OPA requires responsible parties for offshore facilities to provide financial assurance in the amount of $35 million to cover potential OPA liabilities. This amount can be increased up to $150 million if a formal risk assessment indicates that an amount higher than $35 million should be required. On March 25, 1997, the MMS promulgated a proposed rule implementing these OPA financial responsibility requirements. The Company does not anticipate that it will experience any difficulty in satisfying the MMS's requirements for demonstrating financial responsibility for its offshore facilities under the OPA amendments or the proposed rule.

     The OPA also imposes other requirements, such as the preparation of an oil spill contingency plan. The Company has such a plan in place. Failure to comply with ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

     In addition, the OCSLA authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to the OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     In addition, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could increase the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company.

     Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

OPERATING HAZARDS AND INSURANCE

     The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In addition to the foregoing, substantially all of the Company's operations are currently offshore and subject to the additional hazards of marine operations, such as capsizing of vessels, collision and adverse weather and sea conditions.

     In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. The Company's insurance does not fully cover business interruption or protect against loss of revenues. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations.

EMPLOYEES

     At September 30, 1997 the Company had 83 full time employees, primarily professionals, including geologists, geophysicists, and engineers. The Company believes that its relationships with its employees are satisfactory. None of the Company's employees are covered by a collective bargaining agreement. From time to time, the Company utilizes the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment. Field and on-site production operation services, such as pumping, maintenance, dispatching, inspection and testing, are generally provided by independent contractors.

LEGAL PROCEEDINGS

     The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the names, ages and positions held by each of the Company's directors and executive officers. The Company's executive officers serve at the discretion of the Board of Directors.

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
Joe B. Foster.............................  63    Chairman of the Board, President and Chief
                                                  Executive Officer
Robert W. Waldrup.........................  53    Vice President -- Operations and Director
David A. Trice............................  49    Vice President -- Finance and International
Terry W. Rathert..........................  44    Vice President -- Planning and
                                                  Administration and Secretary
David F. Schaible.........................  37    Vice President -- Acquisitions &
                                                  Development
William D. Schneider......................  46    Manager -- International/Onshore
Ronald P. Lege............................  52    Controller and Assistant Secretary
C. William Austin.........................  45    Legal Counsel and Assistant Secretary
James P. Ulm, II..........................  34    Treasurer
Charles W. Duncan, Jr.....................  71    Director
Jeffrey A. Harris.........................  41    Director
Dennis Hendrix............................  57    Director
Terry Huffington..........................  43    Director
Howard H. Newman..........................  50    Director
Thomas G. Ricks...........................  44    Director
C. E. Shultz..............................  58    Director
Dale E. Zand..............................  71    Director

     The following biographies describe the business experience of the directors and executive officers of the Company.

     JOE B. FOSTER has served as President of the Company since its incorporation in 1988 and as Chairman of the Board and Chief Executive Officer since 1989. Prior to founding Newfield, Mr. Foster served in various capacities with Tenneco Inc. and its subsidiaries for 31 years, including Chairman of the Board of Tenneco Oil Company and Chairman of the Board of Tenneco Gas Pipeline Group. His last positions with Tenneco Inc. were Executive Vice President and Director. He presently serves as a director of Baker Hughes Incorporated and New Jersey Resources. He is chairman of the National Petroleum Council and past chairman of the Offshore Committee of the Independent Petroleum Association of America.

     ROBERT W. WALDRUP has served as Vice President -- Operations since 1991 and as a director of the Company since 1992. From 1989 to 1991, he worked in the Company's drilling and operations areas. Prior to joining the Company, Mr. Waldrup was Division Production Manager of the Eastern Gulf Division of Tenneco Oil Exploration and Production Company. Mr. Waldrup received a degree in petroleum engineering from Mississippi State University and is a member of the Society of Petroleum Engineers, a member of the executive board of the Offshore Operators Committee and the Independent Petroleum Association of America.

     DAVID A. TRICE has served as Vice President -- Finance and International since July 1997. Prior to joining the Company, he served as President, Chief Executive Officer and Director of Huffco Group Inc. since late 1991. From 1989 to 1991, he served as Vice President, Chief Financial Officer and Director of Newfield. From 1980 to 1989, he had served as an officer of several different companies owned by Roy M. Huffington, Inc. and from 1973 to 1980 he was an attorney with an Atlanta law firm. Mr. Trice received a J.D. degree from Columbia University's School of Law and a B.A. in Managerial Science from Duke University.

     TERRY W. RATHERT has served as Vice President -- Planning and Administration and Secretary since July 1997. From 1992 to July 1997, he served as Vice President, Chief Financial Officer and Secretary of the Company and from 1989 to 1992, he coordinated the Company's planning and marketing activities. Prior to joining the Company, Mr. Rathert was Director of Economic Planning & Analysis for Tenneco Oil Exploration and Production Company. Mr. Rathert received a degree in petroleum engineering from Texas A&M University and has completed The Management Program at Rice University. Mr. Rathert is a member of the Society of Petroleum Engineers and the Independent Petroleum Association of America.

     DAVID F. SCHAIBLE has served as Vice President -- Acquisitions & Development since February 1995. From 1992 to 1995, he served as
Manager -- Acquisitions & Development of the Company. Mr. Schaible was employed by the Company as Coordinator -- Acquisitions and Marketing from 1991 to 1992 and as a petroleum engineer from 1989 to 1991. Prior to joining the Company, Mr. Schaible was Senior Production Engineer in the Eastern Gulf Division of Tenneco Oil Exploration and Production Company in Lafayette, Louisiana. Mr. Schaible received a degree in petroleum engineering from Marietta College, Marietta, Ohio. Mr. Schaible is a member of the Society of Petroleum Engineers and the Independent Petroleum Association of America.

     WILLIAM C. SCHNEIDER has served as Manager -- Exploration of the Company since 1992. From 1989 to 1992, Mr. Schneider was employed by the Company as a geologist. Prior to joining the Company, Mr. Schneider was Division Geologist in the Western Gulf Division of Tenneco Oil Exploration and Production Company in Lafayette, Louisiana. Mr. Schneider received B.S. and M.S. degrees in Geology from Boston University. Mr. Schneider is a member of the American Association of Petroleum Geologists and the Independent Petroleum Association of America.

     RONALD P. LEGE has served as Controller and Assistant Secretary of the Company since 1989. Prior to joining the Company, Mr. Lege was Division Administrative Manager of the Eastern Gulf Division for Tenneco Oil Exploration and Production Company. Mr. Lege received a B.S. in Accounting and an M.B.A. degree from the University of Southwestern Louisiana and a Master of Economics degree from South Dakota State University. Mr. Lege is a member of the American Institute of Certified Public Accountants and the Louisiana Society of Certified Public Accountants.

     C. WILLIAM AUSTIN has served as Legal Counsel and Assistant Secretary since March 1994. From 1989 to March 1994, Mr. Austin was employed as a staff attorney for Energy Service Company, Inc., an international contract drilling and marine service company headquartered in Dallas, Texas.

     JAMES P. ULM, II has served as Treasurer of the Company since June 1995. From 1989 to June 1995, Mr. Ulm was employed in managerial positions, most recently as Treasurer, by American Exploration Company, an independent oil and gas company headquartered in Houston, Texas.

     CHARLES W. DUNCAN, JR. is a founding stockholder of the Company and has served as a director of the Company since 1990. He has been involved in private investments since 1981. Prior to 1981, Mr. Duncan served as president of Duncan Foods Company, which later merged with the Coca-Cola Company. After serving as president of The Coca-Cola Company, he served as Deputy Secretary of the U.S. Department of Defense from January 1977 to August 1979 and as Secretary of the Department of Energy from August 1979 until January 1981. Mr. Duncan received a degree in chemical engineering from Rice University. He currently serves as a director of American Express Company, The Coca-Cola Company, United Technologies Corporation and The Welch Foundation. He is a trustee emeritus and immediate-past chairman of the board of governors of Rice University and a trustee emeritus of the Brookings Institute.

     JEFFREY A. HARRIS has served as a director of the Company since 1995. Since 1988, Mr. Harris has served as a Managing Director of E.M. Warburg, Pincus & Co., a company that provides specialized financial advisory and investment counseling services. Mr. Harris received a B.S. in Economics from the Wharton School and an M.B.A. from the Harvard Business School. He currently serves as a director of

Comcast UK Cable Partners Limited, ECsoft Group plc, Knoll, Inc.,
Industri-Matematik International Corp. and several privately held companies.

     DENNIS HENDRIX has served as a director of the Company since July 1997. He is currently a member of the board of directors of Duke Energy Corporation. Previously, he had served as chairman of the board of PanEnergy Corp. prior to its merger with Duke Power Company in 1997. Mr. Hendrix is a graduate of the University of Tennessee and earned his M.B.A. from Georgia State University. He currently serves as a director of Allied Waste Industries, Texas Commerce Bank National Association, and he is chairman of the board of TEPPCO Partners, L.P.

     TERRY HUFFINGTON was elected to the Board of Directors in May 1997. She is the founder, owner and Chairman of Huffco Group, Inc. and affiliated companies. In 1990, she founded Huffco Group, Inc. after the sale of the Indonesian assets of Roy M. Huffington, Inc. of which she was a Vice President and Director. She has a B.S. in Geology from Stanford, an M.A. in Geology from the University of Texas and an M.B.A. from Harvard. Prior to joining Roy M. Huffington, Inc. in 1987, she worked as a geologist for Exxon and Chevron.

     HOWARD H. NEWMAN has been a director of the Company since 1990. Currently, Mr. Newman serves as a Managing Director with E.M. Warburg, Pincus & Co., a company that provides specialized financial advisory and investment counseling services. Mr. Newman holds Bachelor of Arts and Master of Arts degrees in economics from Yale University and a Ph.D. degree in Business Economics from Harvard University. He also is a director of ADVO, Inc., Comcast UK Cable Partners Limited, RenaissanceRe Holdings, Ltd., Cox Insurance Holdings, Plc. and Poseidon Resources Corp.

     THOMAS G. RICKS has served as a director of the Company since 1992. Since March 1, 1996, he has served as President and Chief Executive Officer of the University of Texas Investment Management Company. Prior to assuming this position, Mr. Ricks was an employee of The University of Texas System. Beginning in March 1985, he served as Manager -- Finance and progressively assumed greater responsibilities culminating with Vice Chancellor for Asset Management and chief investment officer. Mr. Ricks received a B.A. in Economics from Trinity College, an M.B.A. degree from the University of Chicago and is a CPA. He also serves as a director of BDM International, Inc. and DTM Corporation, a subsidiary of The BF Goodrich Company.

     C.E. (CHUCK) SHULTZ has served as a director of the Company since 1994. After leaving Gulf Canada Resources in 1995, Mr. Shultz started Dauntless Energy, Inc. and currently serves as its Chairman and Chief Executive Officer. He earned a degree in Geological Engineering from the Colorado School of Mines. He currently serves as a director of Archer Resources Ltd., Jannock Limited, Pacific Forest Product Ltd., and as Chairman of Canadian Oil Sands Trust and 3-D Reclamation Inc.

     DALE E. ZAND has been a director of the Company since 1995. He currently is a Professor of Management at the Stern Graduate School of Business at New York University and is also a management consultant to major organizations in the petroleum, finance and consumer good industries. He held a Ford Foundation Fellowship at Harvard Business School and received a Ph.D. from New York University.

                               THE EXCHANGE OFFER

GENERAL

     In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights under the Registration Rights Agreement. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement. See "Description of Notes -- Registration Covenant; Exchange Offer."

     For each $1,000 principal amount of Old Notes surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Notes will receive $1,000 principal amount of Exchange Notes. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in integral multiples of $1,000 principal amount.

     Under existing interpretations of the staff of the SEC, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989), the Morgan Stanley Letter and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes could not rely on the interpretation by the staff of the SEC enunciated in the Morgan Stanley Letter and similar no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of the Company nor a broker-dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business and (iii) it is not participating in, and it has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") who acquired Old Notes for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The staff of the SEC has taken the position in no-action letters issued to third parties including Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of Old Notes) with this Prospectus, as it may be amended or supplemented from time to time. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this Prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such Exchange Notes. See "Plan of Distribution."

     The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged Exchange Notes for all outstanding Old Notes (other than Old Notes held by a Restricted Holder) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, Exchange Notes for all Old Notes that have been tendered and not withdrawn on the Expiration Date. Upon consummation of the Exchange Offer, holders of Old Notes who did not exchange for Exchange Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

     As of the date of this Prospectus, $125,000,000 aggregate principal amount of Old Notes are issued and outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A.

     The Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders. If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date. Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of the date of this Prospectus.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean             , 1997 unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time. The Company reserves the right
(i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment. Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1998. Holders of Exchange Notes of record on April 1, 1998 will receive interest on April 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, October 15, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the April 15, 1998 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on April 15, 1998 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or an Agent's Message, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) the certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent along with an Agent's Message prior to the Expiration Date or
(iii) the Holder must comply with the guaranteed delivery procedures described below. The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Old Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

     The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company. Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed stock power from the registered holder.

     Any beneficial holder whose Old Notes are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on behalf of the registered holder. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. If the Letter of Transmittal is signed by the record holder(s) of the Old Notes tendered thereby, the signature must correspond with the name(s) written on the face of the Old Notes without alteration, enlargement or any change whatsoever. If the Letter of Transmittal is signed by a participant in The Depository Trust Company ("DTC"), the signature must correspond with the name as it appears on the security position listing as the holder of the Old Notes. Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder (or by a participant in DTC whose name appears on a security position listing as the owner) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal and the Exchange Notes are being issued directly to such registered holder (or deposited into the participant's account at DTC) or (ii) for the account of an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     A tender will be deemed to have been received as of the date when the tendering holder's duly signed Letter of Transmittal accompanied by Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) or a Notice of Guaranteed Delivery from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery by an Eligible Institution will be made only against delivery of the Letter of Transmittal (and any other required documents) and the tendered Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) with the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date. In addition, the Company reserves the right in its sole discretion to (i) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "-- Termination," to terminate the Exchange Offer and (ii) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will establish an account with respect to the Old Notes at DTC within two business days after the date of this Prospectus, and any financial institution which is a participant in DTC may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of

Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an Agent's Message must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at one of its addresses set forth below under "-- Exchange Agent", or the guaranteed delivery procedure described below must be complied with. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in this Prospectus to deposit or delivery of Old Notes shall be deemed to include DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may effect a tender if: (i) the tender is made by or through an Eligible Institution; (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the registration number or numbers of such Old Notes (if applicable), and the total principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal, together with the Old Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC with an Agent's Message) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and (iii) such properly completed and executed Letter of Transmittal, together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of such a book-entry transfer) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, certain terms and conditions which are summarized below and are part of the Exchange Offer.

     Each holder who participates in the Exchange Offer will be required to represent that any Exchange Notes received by it will be acquired in the ordinary course of its business, that such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes, and that such holder is not a Restricted Holder.

     Old Notes tendered in exchange for Exchange Notes (or a timely confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at
DTC) must be received by the Exchange Agent, with the Letter of Transmittal or an Agent's Message and any other required documents, by the Expiration Date or within the time periods set forth above pursuant to a Notice of Guaranteed Delivery from an Eligible Institution. Each holder tendering the Old Notes for exchange sells, assigns and transfers the Old Notes to the Exchange Agent, as agent of the Company, and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be transferred and exchanged. The holder warrants that it has full power and authority to tender, exchange, sell, assign and transfer the Old Notes and to acquire the Exchange Notes issuable upon the exchange of such tendered Old Notes, that the Exchange Agent, as agent of the Company, will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Old Notes tendered for exchange are not subject to any adverse claims when accepted by the Exchange Agent, as agent of the Company. The holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes. All authority conferred or agreed to be conferred in the Letter of Transmittal by the holder will survive the death, incapacity or dissolution of the holder and any obligation of the holder shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including, if applicable, the registration number or numbers and total principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender, (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Old Notes have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Old Notes not theretofore accepted for exchange, and may terminate the Exchange Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the SEC.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer.

EXCHANGE AGENT

     First Union National Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                      By Mail, Hand or Overnight Courier:

                       230 South Tryon Street, 9th Floor
                      Charlotte, North Carolina 28288-1179

                             Attention: Mike Klotz

                     Facsimile Transmission: (704) 590-7628
                      Confirm by Telephone: (704) 590-7408

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone. The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The other expenses incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company. The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, Exchange Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     No gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Exchange Notes under generally accepted accounting principles.

                              DESCRIPTION OF NOTES

     The Exchange Notes will be issued and the Old Notes were issued pursuant to an Indenture dated as of October 15, 1997 (the "Indenture") between the Company and First Union National Bank, as trustee (the "Trustee"). The following summaries of certain provisions of the Notes and the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture, including the definitions therein of certain capitalized terms used but not defined herein.

     The Old Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, Holders of Notes who do not exchange their Old Notes for Exchange Notes will vote together with Holders of the Exchange Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes that remain outstanding after the Exchange Offer will be aggregated with the Exchange Notes, and the Holders of such Old Notes and the Exchange Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the Old Notes and the Exchange Notes then outstanding.

GENERAL

     Each Note will mature on October 15, 2007 and will bear interest at the rate per annum stated on the cover page hereof from October 15, 1997 payable semiannually on April 15 and October 15 of each year, commencing April 15, 1998, to the person in whose name the Note is registered at the close of business on the April 1 or October 1 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the offices of the Trustee and the Paying Agent. In addition, in the event the Notes do not remain in book-entry form, at the option of the Company payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes (the "Note Register") maintained by the Registrar. The aggregate principal amount of the Notes will be limited to $125,000,000. The Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple thereof. The Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges.

     The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with the Company's obligations under all existing and future senior unsecured indebtedness of the Company (including the Credit Facility) and senior in right of payment to all existing and future indebtedness of the Company that is, by its terms, expressly subordinated to the Notes.

OPTIONAL REDEMPTION

     The Notes are redeemable, at the option of the Company, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Note Register, on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (i) the sum of the present values, calculated as of the Redemption Date, of:

             A. each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

             B. the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

        over

          (ii) the principal amount of the Note (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Goldman, Sachs & Co. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

     The Notes are not entitled to the benefit of any sinking fund or other mandatory redemption provisions.

CERTAIN COVENANTS

     LIMITATION ON LIENS. Nothing in the Indenture or the Notes in any way limits the amount of indebtedness or securities (other than the Notes) that the Company or any of its Subsidiaries may incur or issue. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by the Company or such Restricted Subsidiary without making effective provision whereby any and all Notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

     The foregoing restriction will not, however, apply to:

          (a) Liens existing on the date on which the Notes were originally issued or provided for under the terms of agreements existing on such date;

          (b) Liens on property or properties (including any property or assets, real or personal, or improvements used or to be used in connection with such property) securing (i) all or any portion of the cost of exploration, drilling or development of such property or properties, (ii) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or properties or (iii) Indebtedness incurred by the Company or any Restricted Subsidiary to provide funds for the activities set forth in clauses (i) and (ii) above with respect to such property or properties;

          (c) Liens securing Indebtedness owed by a Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

          (d) Liens on property existing at the time of acquisition of such property by the Company or a Subsidiary or Liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a Restricted Subsidiary of the Company or is merged with the Company in compliance with the Indenture and in either case not incurred as a result of (or in connection with or in anticipation of) the acquisition of such property or such corporation or other entity becoming a Restricted Subsidiary of the Company or being merged with the Company, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries other than the property so acquired;

          (e) Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (ii) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of either;

          (f) any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under clauses (a) through (e) above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced;

          (g) certain Liens arising in the ordinary course of business of the Company and the Restricted Subsidiaries;

          (h) any Lien resulting from the deposit of moneys or evidences of indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any Subsidiary; or

          (i) Liens (exclusive of any Lien of any type otherwise permitted under clauses (a) through (h) above) securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under "Limitation on Sale/Leaseback Transactions" below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under clauses (a) through

     (h) above), does not at the time such Indebtedness is incurred exceed 7.5% of the Consolidated Net Tangible Assets of the Company (as shown in the most recent published quarterly or year-end consolidated balance sheet of the Company and its Subsidiaries).

     The following types of transactions will not be prohibited or otherwise limited by the foregoing covenant: (i) the sale, granting of Liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons; (ii) the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest; (iii) the entering into of Currency Hedge Obligations, Interest Rate Hedging Agreements or Oil and Gas Hedging Contracts although Liens securing any Indebtedness for borrowed money that is the subject of any such obligation shall not be permitted hereby unless permitted under clauses (a) through (i) above; and (iv) the granting of Liens required by any contract or statute in order to permit the Company or any Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either, or to secure partial, progress, advance or other payments to the Company or any Restricted Subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

     LIMITATION ON SALE/LEASEBACK TRANSACTIONS. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than the Company or a Restricted Subsidiary) unless:

          (a) the Company or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the Notes pursuant to such covenant;

          (b) after the date on which the Notes were originally issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, the Company or such Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and the Company shall have elected to designate such amount pursuant to this clause
     (b) with respect to such Sale/Leaseback Transaction (with any such amount not being so designated and not permitted under clause (a) to be applied as set forth in clause (c) below); or

          (c) the Company, during the 12-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of Notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount designated by the Company as set forth in clause (b) above), less an amount equal to the principal amount of Notes and Pari Passu Indebtedness voluntarily defeased or retired by the Company within such 12-month period and not designated with respect to any other Sale/Leaseback Transaction entered into by the Company or any Restricted Subsidiary during such period.

     SUBSIDIARY GUARANTORS. The Notes are not guaranteed by any Subsidiary of the Company. The Indenture provides that if any Subsidiary of the Company guarantees any Funded Indebtedness of the Company at any time in the future, then the Company will cause the Notes to be equally and ratably guaranteed by such Subsidiary.

LIMITATIONS ON MERGERS AND CONSOLIDATIONS

     The Indenture provides that the Company will not consolidate or merge with or into any Person, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the Indenture or under the Notes, to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition or assignment shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company under the Indenture and under the Notes; and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

REGISTRATION COVENANT; EXCHANGE OFFER

     The Company has entered into an Exchange and Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which the Company has agreed, for the benefit of the holders of the Old Notes, (i) to file with the Commission, within 90 days following the closing of the issuance and sale of the Notes (the "Old Notes Closing"), a registration statement (the "Exchange Offer Registration Statement") under the Securities Act relating to an exchange offer pursuant to which securities substantially identical to the Old Notes (except that such securities will not contain terms with respect to the special interest payments described below or transfer restrictions) would be offered in exchange for the then outstanding Old Notes tendered at the option of the Holders thereof and (ii) to use all reasonable efforts to cause the Exchange Offer Registration Statement to become effective as soon as practicable, but in no case later than 180 days following the Old Notes Closing. The Company has further agreed to use all reasonable efforts to commence and complete the Exchange Offer promptly, but no later than 45 days after such registration statement has become effective, hold the Exchange Offer open for at least 30 days, and issue Exchange Notes for all Old Notes validly tendered and not withdrawn before the expiration of the Exchange Offer.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Under existing Commission interpretations, the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act, except that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resale of those Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to such Exchange Notes (other than a resale of any unsold allotment from the original sale of the Notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes. The Exchange Offer Registration Statement will be kept effective for a period of 180 days after the Exchange Offer has been completed in order to permit resales of Exchange Notes acquired by broker-dealers in the Exchange Offer for Notes acquired in after-market transactions. Each holder of the Old Notes (other than certain specified holders) who wishes to exchange such Old Notes for Exchange Notes in the Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business, that at the time of the commencement of the Exchange Offer it has no arrangement with any Person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an Affiliate of the Company.

     However, if on or before the date of consummation of the Exchange Offer the existing Commission interpretations are changed such that the Exchange Notes would not in general be freely transferable on such date, the Company will, in lieu of effecting registration of Exchange Notes, use all reasonable efforts to file a registration statement under the Securities Act relating to a shelf registration of the Old Notes for resale by Holders (such registration, the "Shelf Registration") and such registration statement, the "Shelf Registration Statement") as soon as practicable, but no later than the later of 90 days after the time such obligation to file arises and 180 days after the Old Notes Closing. In addition, in the event that the Initial Purchasers shall not have resold all of the Old Notes initially purchased by them from the Company prior to the consummation of the Exchange Offer, the Company shall file under the Securities Act as soon as practicable a Shelf Registration Statement. The Company agrees to use all reasonable efforts to cause the Shelf Registration Statement to become or be declared effective no later than 90 days after such Shelf Registration Statement is filed and to keep such Shelf Registration Statement continuously effective until the second anniversary of the Old Notes Closing. The Company will, in the event of the Shelf Registration, provide to the Holders of the Old Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such Holders when the Shelf Registration Statement for the Old Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes. A Holder of Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification obligations).

     Although the Company intends to file the registration statement previously described, there can be no assurance that the registration statement will be filed or, if filed, that it will become effective. In the event that (i) the Company has not filed the Exchange Offer Registration Statement or Shelf Registration Statement on or before the date on which such registration statement is required to be filed as described above, (ii) such Exchange Registration Statement or Shelf Registration Statement has not become or been declared effective by the Commission on or before the date on which such registration statement is required to become or be declared effective as described above, (iii) the Exchange Offer has not been completed within 45 days after the initial effective date of the Exchange Offer Registration Statement (if the Exchange Offer is then required to be made) or (iv) any Exchange Offer Registration Statement or Shelf Registration Statement required as described above is filed and declared or becomes effective but shall thereafter either be withdrawn by the Company or shall become subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement) without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default" and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), then, as liquidated damages for such Registration Default, special cash interest ("Special Interest"), in addition to any base interest that would otherwise accrue on the Old Notes, shall accrue and be payable at a per annum rate of .25% for the first 90 days of the Registration Default Period and at a per annum rate of .50% thereafter for the remaining portion of the Registration Default Period. The Special Interest will be payable in cash semiannually in arrears on each April 15 and October 15. Special Interest, if any, will be computed on the basis of a 365 or 366 day year, as the case may be, and the number of days actually elapsed.

     The Old Notes and the Exchange Notes will be considered collectively to be a single class and series for all purposes under the Indenture, including waivers, amendments, redemptions and Offers to Purchase, and for purposes of this Description of Notes (except under this caption "Registration Covenant; Exchange Offer"), all references herein to "Notes" shall be deemed to refer collectively to the Notes and any Exchange Notes, unless the context otherwise requires.

CERTAIN DEFINITIONS

     The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of other capitalized terms used herein and not defined below.

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

     "Attributable Indebtedness", when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Company's then current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease can be extended).

     "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

     "Consolidated Net Tangible Assets" means, for the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) that would be included on a balance sheet after deducting therefrom
(a) all liability items except deferred income taxes, Funded Indebtedness, other long-term liabilities and shareholders' equity and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

     "Currency Hedge Obligations" means, at any time as to any Person, the obligations of such Person at such time that were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its Subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "Funded Indebtedness" means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

     "Indebtedness" of any Person at any date means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of others guaranteed by such Person to the extent of such guarantee and (viii) all obligations of such Person in respect of Currency Hedge Obligations, Interest Rate Hedging Agreements and Oil and Gas Hedging Contracts.

     "Interest Rate Hedging Agreements" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including, without limitation, any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the Indenture, the Company or any Restricted Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation (other than any Capitalized Lease Obligation relating to any building, structure, equipment or other property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries) or other title retention agreement relating to such asset.

     "Oil and Gas Hedging Contracts" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

     "Pari Passu Indebtedness" means any Indebtedness of the Company, whether outstanding on the date on which the Notes were originally issued or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

     "Restricted Subsidiary" means any Subsidiary the principal business of which is carried on in, or the majority of the operating assets of which are located in, the United States (including areas subject to its jurisdiction).

     "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary, for a period of more than three years, of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

EVENTS OF DEFAULT

     An Event of Default is defined in the Indenture as being: (i) default by the Company for 30 days in payment when due of any interest on the Notes; (ii) default by the Company in any payment when due of principal of or premium, if any, on the Notes; (iii) default by the Company in performance of any other covenant or agreement in the Notes or the Indenture which shall not have been remedied within 90 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes then outstanding; (iv) the acceleration of the maturity of any Indebtedness of the Company or any Restricted Subsidiary (other than the Notes) (provided that such acceleration is not rescinded within a period of 10 days from the occurrence of such acceleration) having an outstanding principal amount of $10 million or more individually or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness of the Company or any Restricted Subsidiary (other than the Notes) having an outstanding principal amount of $10 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days without the Company or such Restricted Subsidiary, as the case may be, effecting a cure of such default; (v) failure by the Company or any Restricted Subsidiary to pay final, non-appealable judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal of, or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

     The Indenture provides that if an Event of Default occurs and is continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in principal amount of the Notes outstanding may declare the principal of and premium, if any, and accrued and unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary occurs and is continuing, the principal of and premium, if any, and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. The amount due and payable on the acceleration of any Note will be equal to 100% of the principal amount of such Note, plus accrued interest to the date of payment. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     The Indenture provides that no holder of a Note may pursue any remedy under the Indenture unless (i) the Trustee shall have received written notice of a continuing Event of Default, (ii) the Trustee shall have received a request from holders of at least 25% in principal amount of the Notes to pursue such remedy,
(iii) the Trustee shall have been offered indemnity satisfactory to it and (iv) the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity; however, such provision does not affect the right of a holder of a Note to sue for enforcement of any overdue payment thereon.

     The holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture. The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

MODIFICATION AND WAIVER

     The Indenture provides that modifications and amendments to the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided that no such modification or amendment may, without the consent of the holder of each Note then outstanding affected thereby, (i) reduce the percentage in principal amount of Notes whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate of or change the time for payment of interest, including default interest, on any Note; (iii) reduce the principal of or change the fixed maturity of any Note or alter the premium or other provisions with respect to redemption; (iv) make any Note payable in money other than that stated in the Note; (v) impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any Note; (vi) make any change in the percentage of principal amount of Notes necessary to waive compliance with certain provisions of the Indenture; or (vii) waive a continuing Default or Event of Default in the payment of principal of, or premium, if any, or interest on the Notes. The Indenture provides that modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any holders of Notes in certain limited circumstances, including (a) to cure any ambiguity, omission, defect or inconsistency, (b) to provide for guarantees of the Notes or addition of any Subsidiary of the Company as a guarantor of the Notes, (c) to provide for the assumption of the obligations of the Company under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company, (d) to provide for uncertificated Notes in addition to or in place of certificated Notes, (e) to comply with any requirement in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939 or (f) to make any change that does not adversely affect the rights of any holder of Notes in any material respect.

     The Indenture provides that the holders of a majority in aggregate principal amount of the Notes then outstanding may waive any past default under the Indenture, except a default in the payment of principal, or premium, if any, or interest.

DISCHARGE AND TERMINATION

     DEFEASANCE OF CERTAIN OBLIGATIONS. The Indenture provides that the Company may terminate certain of its obligations under the Indenture, including those described under the section "Certain Covenants," if (i) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the Notes to maturity, and to pay all other sums payable by it under the Indenture, provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Notes as the same shall become due; (ii) the Company delivers to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of the

Indenture have been complied with, and an Opinion of Counsel to the same effect;
(iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; and (iv) the Company shall have delivered to the Trustee an Opinion of Counsel from nationally recognized counsel acceptable to the Trustee or a tax ruling to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under such section and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised. In order to have money available on a payment date to pay principal of or interest on the Notes, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option. The Company's payment obligation shall survive until the Notes are no longer outstanding.

     DISCHARGE. The Indenture provides that the Indenture shall cease to be of further effect (subject to certain exceptions relating to compensation and indemnity of the Trustee and repayment to the Company of excess money or securities) when (i) either (A) all outstanding Notes theretofore authenticated and issued (other than destroyed, lost or stolen Notes that have been replaced or paid) have been delivered to the Trustee for cancellation; or (B) all outstanding Notes not theretofore delivered to the Trustee for cancellation: (x) have become due and payable, or (y) will become due and payable at their stated maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (x), (y) or (z) above, has deposited or caused to be deposited with the Trustee as funds (immediately available to the holders in the case of clause (x)) in trust for such purpose an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire indebtedness on such Notes for principal, premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the stated maturity or Redemption Date, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable by it under the Indenture; and (iii) the Company has delivered to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, together with an Opinion of Counsel to the same effect.

GOVERNING LAW

     The Indenture provides that it will be governed by, and construed in accordance with, the laws of the State of New York.

THE TRUSTEE

     First Union National Bank will be the Trustee under the Indenture. Its address is 230 South Tryon Street, Ninth Floor, Charlotte, N.C. 28288-1179. The Company has also appointed the Trustee as the initial Registrar and as the initial Paying Agent under the Indenture.

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In the event the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act of 1939), however, it must eliminate such conflict or resign.

     The Indenture provides that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Notes, unless such holders shall have offered the Trustee indemnity reasonably satisfactory to it.

BOOK-ENTRY, DELIVERY AND FORM

     The Exchange Notes will be issued in the form of a fully registered Global Certificate (the "Global Exchange Certificate"). The Global Exchange Certificate will be deposited on the date of the closing of the Exchange Offer (the "Closing Date") with, or on behalf of DTC and registered in the name of its nominee (such nominee being referred to herein as the "Global Certificate Holder") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement or similar agreement between the Depositary and the Trustee.

     Except as set forth below, the Global Exchange Certificate may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised the Company as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by DTC only through Participants or indirect participants.

     DTC has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Global Exchange Certificate, DTC will credit the accounts of Participants designated by the Exchange Agent with portions of the principal amount of the Global Exchange Certificate, and (ii) ownership of beneficial interests in the Global Exchange Certificate will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants), or by the Participants and the indirect participants.

     All payments on the Global Exchange Certificate registered in the name of DTC's nominee will be made by the Company through the Paying Agent to DTC's nominee as the registered owner of the Global Exchange Certificate. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Exchange Notes, including the Global Exchange Certificate, are registered as the owners of such Exchange Notes for the purpose of receiving payments of principal and interest on such Exchange Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor the Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Exchange Notes to owners of beneficial interests in the Global Exchange Certificate. DTC has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Exchange Certificate as shown on the records of DTC. Payments by Participants and indirect participants to owners of beneficial interests in the Global Exchange Certificate will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants or indirect participants.

     The Company will issue Exchange Notes in definitive form in exchange for the Global Exchange Certificate if, and only if, either (1) DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (2) an Event of Default has occurred and is continuing and the Registrar has received a request from DTC to issue Exchange Notes in definitive form in lieu of all or a portion of the Global Exchange Certificate (in which case the Company shall deliver Exchange Notes in definitive form within 30 days of such request), or (3) the Company determines not to have the Exchange Notes represented by a Global Exchange Certificate. In any instance, an owner of a beneficial interest in the Global Exchange Certificate will be entitled to have Exchange Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Exchange Notes in definitive form. Exchange Notes so issued in definitive form will be issued in denominations of $1,000 and integral whole multiples thereof and will be issued in registered form only, without coupons.

     So long as the Global Exchange Certificate Holder is the registered owner of the Global Exchange Certificate, the Global Exchange Certificate Holder will be considered the sole Holder under the Indenture of any Exchange Notes evidenced by the Global Exchange Certificates. Beneficial owners of Exchange Notes evidenced by the Global Exchange Certificate will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Exchange Notes.

SETTLEMENT AND PAYMENT

     If the total outstanding principal amount of the Exchange Notes is represented by a Global Exchange Certificate, all payments of principal of and any premium and interest on the Exchange Notes will be made by the Company in immediately available funds; otherwise, payments on definitive physical certificates will be made in U.S. Clearing House funds. Secondary market trading activity in the Exchange Notes will also settle in immediately available funds.

           CERTAIN UNITED STATES TAX CONSEQUENCES TO FOREIGN HOLDERS

     The following summary describes certain United States federal income and estate tax consequences of the ownership of Notes held as capital assets by Non-United States Holders. Except as otherwise specified below, the summary assumes that the Non-United States Holder is not subject to United States federal income or estate tax as a result of a present of former direct or indirect connection to the United States other than its investment in Notes. As used herein, the term "Non-United States Holder" means any person that is, as to the United States, a nonresident alien individual, a foreign estate or trust, a foreign partnership or a foreign corporation.

     The discussion set forth below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations under the Code and published rulings and judicial decisions in effect as of the date hereof. Such authorities may be repealed, revoked or modified so as to result in federal income and estate tax consequences different from those discussed below, possibly with retroactive effect. Persons considering the purchase of Notes should consult their own tax advisors concerning the federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction and the consequences of any recent or possible future changes in the applicable tax laws.

INTEREST ON THE NOTES

     Subject to the discussion below concerning backup withholding, generally no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal, premium, if any, or interest on a Note owned by a Non-United States Holder, provided that in the case of interest or premium, if any, (i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the beneficial owner is not a "controlled foreign corporation" (as defined in Section 957 of the Code) that is related, actually or constructively, to the Company through stock ownership and (iii) a certified statement is furnished in accordance with the requirements described in the next sentence (the "Certification Requirement"). To satisfy the Certification Requirement, the beneficial owner of a Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, to the Company or its paying agent a statement to the effect that the beneficial owner is not a United States person. Pursuant to temporary Treasury regulations currently in effect, these requirements will be met if (1) the beneficial owner provides the payor its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an Internal Revenue Service ("IRS") Form W-8 (or successor or substitute form)) or (2) a financial institution that holds customers' securities in the ordinary course of its trade or business and holds the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such a statement has been received by it (or by another financial institution acting on behalf of the Non-United States Holder), and furnishes the payor with a copy thereof.

     If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exemption from withholding tax described in the preceding paragraph, payments of premium, if any, and interest made to the Non-United States Holder will generally be subject to a 30% withholding tax, unless the beneficial owner of the Note provides the Company or its paying agent with a properly executed IRS Form 4224 (or successor form) stating that the payment is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. The withholding tax that might otherwise be applicable to payments of premium, if any, and interest made to Non-United States Holders might be reduced or eliminated under an income tax treaty between the United States and the foreign country of which the beneficial owner is a resident, provided the beneficial owner furnishes the Company or its paying agent with a properly executed IRS Form 1001 (or successor form) claiming such treaty benefit. Prospective investors in the Notes should consult their own tax advisors regarding the potential applicability to them of the withholding tax exemptions or reductions described above as well as the procedures for qualifying for such exemptions or reductions and possible future changes in those procedures.

     If a Non-United States Holder is engaged in a trade or business in the United States and premium, if any, or interest on the Note is effectively connected with the conduct of such trade or business, the Non-United States Holder will generally be subject to United States federal income tax on such premium or interest on a net income basis at the rates applicable to United States persons. In addition, if such holder is a foreign corporation, the after-tax amount of such income may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

DISPOSITION OF NOTES

     Subject to the discussion below concerning backup withholding, withholding of United States federal income tax will not generally be required with respect to any gain or income (other than interest) realized by a Non-United States Holder upon the sale, exchange or retirement of a Note.

     Any gain or income (other than interest) realized upon the sale, exchange or retirement of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with the conduct of a trade or business in the United States of the Non-United States Holder, or (ii), in the case of a Non-United States Holder who is a nonresident alien individual, such Holder is present in the United States for 183 or more days in the taxable year of such sale, exchange or retirement and certain other conditions are met.

ESTATE TAX

     A Note beneficially owned by an individual who at the time of death is a Non-United States Holder generally will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not at the time of death actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a trade or business in the United States by such individual.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, a 31% backup withholding tax and information reporting requirements apply to certain payments of principal, premium, if any, and interest on, or to the proceeds from the sale of, a Note.

     Generally, no backup withholding will be required with respect to payments made by the Company or its paying agent to a Non-United States Holder if the Certification Requirement has been satisfied. In such case, however, the Company will report the interest payments on the Note to the IRS.

     In addition, backup withholding and information reporting generally will not apply if payments of principal, premium, if any, and interest on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if the proceeds of the sale of a Note are paid by or through a foreign office of a broker (as defined in applicable Treasury regulations). If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding.

     Payments of principal and interest received by the beneficial owner through a United States office of a custodian, nominee or agent, or the payment of a broker of the proceeds of the sale of a Note by or through a United States office of a broker, generally will be subject to both backup withholding and information reporting unless (1) the beneficial owner satisfies the Certification Requirement and the payor does not have actual knowledge that the beneficial owner is a United States person or (2) otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder's United States federal income tax liability provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Notes) other than commissions or concessions of any broker-dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Exchange Notes offered hereby will be passed on for the Company by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Newfield Exploration Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, included in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent public accountants, as stated in their report appearing herein and have been included herein in reliance upon such firm as experts in accounting and auditing.

     Certain information relating to the Company's proved oil and natural gas reserves and future net cash flows therefrom included in this Prospectus is derived from estimates prepared by Ryder Scott Company Petroleum Engineers and is included herein in reliance upon such firm as experts with respect to such matters.

                         GLOSSARY OF OIL AND GAS TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     Basis Risk. The risk associated with the sales point price for oil or gas production varying from the reference (or settlement) price for a particular hedging transaction.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

     Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

     Farm-in or farm-out. An agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Finding Costs. Costs associated with acquiring and developing proved oil and gas reserves which are capitalized by the Company pursuant to generally accepted accounting principles.

     Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Liquids. Crude oil, condensate and natural gas liquids.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     MBbls/d. One thousand barrels of crude oil or other liquid hydrocarbons per day.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     MMS. Mineral Management Service of the United States Department of the Interior.

     MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

     MMbtu. One million Btus.

     MMcf. One million cubic feet.

     MMcf/d. One million cubic feet per day.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

     Present Value. When used with respect to oil and natural gas reserves, the estimated value of future gross revenues (estimated in accordance with the requirements of the Commission) to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

     Proved developed reserves. Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

     Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

     Workover. Operations on a producing well to restore or increase production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets as of September 30, 1997
  (unaudited) and at December 31, 1996 and 1995.............   F-3
Consolidated Statements of Income for the nine months ended
  September 30, 1997 and 1996 (unaudited) and each of the
  three years in the period ended December 31, 1996.........   F-4
Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 1997 and 1996 (unaudited) and
  each of the three years in the period ended December 31,
  1996......................................................   F-5
Consolidated Statements of Cash Flows for the nine months
  ended September 30, 1997 and 1996 (unaudited) and each of
  the three years in the period ended December 31, 1996.....   F-6
Notes to Consolidated Financial Statements..................   F-7
Supplementary Oil and Gas Disclosures.......................  F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Newfield Exploration Company:

     We have audited the accompanying balance sheets of Newfield Exploration Company as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newfield Exploration Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Houston, Texas
February 11, 1997

                          NEWFIELD EXPLORATION COMPANY

                           CONSOLIDATED BALANCE SHEET
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                            DECEMBER 31,
                                                        ---------------------   SEPTEMBER 30,
                                                          1995        1996          1997
                                                        ---------   ---------   -------------
                                                                                 (UNAUDITED)
                                           ASSETS
Current assets:
  Cash and cash equivalents...........................  $  12,533   $  13,290     $  15,279
  Accounts receivable -- oil and gas..................     25,332      46,814        37,222
  Other...............................................      4,952       1,179         2,711
                                                        ---------   ---------     ---------
          Total current assets........................     42,817      61,283        55,212
                                                        ---------   ---------     ---------
Oil and gas properties (full cost method, of which
  $19,517, $55,305 and $66,957 at December 31, 1995
  and 1996 and September 30, 1997, respectively, were
  excluded from amortization).........................    362,857     526,680       715,018
Furniture, fixtures and equipment.....................      1,806       2,496         3,028
Less -- accumulated depreciation, depletion and
  amortization........................................   (135,148)   (199,161)     (266,541)
                                                        ---------   ---------     ---------
                                                          229,515     330,015       451,505
                                                        ---------   ---------     ---------
Other assets..........................................      5,074       4,640           209
                                                        ---------   ---------     ---------
          Total assets................................  $ 277,406   $ 395,938     $ 506,926
                                                        =========   =========     =========

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities............  $  24,487   $  46,072     $  45,448
  Advances from joint owners..........................      1,673       3,612           915
  Current maturities of capital lease obligations.....        422         163            --
  Current maturities of long-term debt................      5,000          --            --
                                                        ---------   ---------     ---------
          Total current liabilities...................     31,582      49,847        46,363
                                                        ---------   ---------     ---------
Other liabilities.....................................      1,060       2,048         4,703
Long-term capital lease obligations...................        152          --            --
Long-term debt........................................     25,000      60,000       120,000
Deferred taxes........................................     26,041      44,141        57,620
                                                        ---------   ---------     ---------
          Total long-term liabilities.................     52,253     106,189       182,323
                                                        ---------   ---------     ---------
Commitments and contingencies (Note 5)................         --          --            --
Stockholders' equity:
  Preferred stock ($0.01 par value, 5,000,000 shares
     authorized; no shares issued)....................         --          --            --
  Common stock ($0.01 par value, 50,000,000 shares
     authorized at December 31, 1995 and 1996;
     100,000,000 shares authorized at September 30,
     1997; 34,354,844, 35,243,040 and 35,879,058
     shares issued and outstanding at December 31,
     1995 and 1996 and September 30, 1997,
     respectively)....................................        343         352           359
  Additional paid-in capital..........................    137,830     147,291       159,265
  Unearned compensation...............................     (1,113)     (2,746)       (4,764)
  Retained earnings...................................     56,511      95,005       123,380
                                                        ---------   ---------     ---------
          Total stockholders' equity..................    193,571     239,902       278,240
                                                        ---------   ---------     ---------
          Total liabilities and stockholders'
            equity....................................  $ 277,406   $ 395,938     $ 506,926
                                                        =========   =========     =========

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                        CONSOLIDATED STATEMENT OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                          NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                            ---------------------------------------   -------------------------
                               1994          1995          1996          1996          1997
                            -----------   -----------   -----------   -----------   -----------
                                                                             (UNAUDITED)
Oil and gas revenues......  $    69,728   $    94,598   $   149,256   $   101,774   $   139,135
                            -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Lease operating.........        9,555        14,227        16,946        12,094        17,782
  Depreciation, depletion
     and amortization.....       34,118        49,904        64,026        45,535        67,415
  General and
     administrative,
     net..................        3,802         5,549         7,552         5,338         8,251
  Stock compensation......        1,084           692         1,943         1,444         1,005
                            -----------   -----------   -----------   -----------   -----------
          Total operating
            expenses......       48,559        70,372        90,467        64,411        94,453
                            -----------   -----------   -----------   -----------   -----------
Income from operations....       21,169        24,226        58,789        37,363        44,682
Other income (expenses):
  Interest income.........        1,742           988           917           588           768
  Interest expense, net...         (363)         (208)         (420)         (197)       (1,783)
                            -----------   -----------   -----------   -----------   -----------
                                  1,379           780           497           391        (1,015)
                            -----------   -----------   -----------   -----------   -----------
Income before income
  taxes...................       22,548        25,006        59,286        37,754        43,667
Income tax provision:
  Current.................          453            21            29          (308)          (23)
  Deferred................        7,655         8,721        20,763        13,511        15,315
                            -----------   -----------   -----------   -----------   -----------
                                  8,108         8,742        20,792        13,203        15,292
                            -----------   -----------   -----------   -----------   -----------
Net income................  $    14,440   $    16,264   $    38,494   $    24,551   $    28,375
                            ===========   ===========   ===========   ===========   ===========
Earnings per common
  share...................  $      0.40   $      0.45   $      1.03   $      0.66   $      0.75
                            ===========   ===========   ===========   ===========   ===========
Weighted average number of
  shares and common stock
  equivalents
  outstanding.............   35,910,348    36,193,102    37,202,545    37,131,830    37,771,278
                            ===========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
    FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, 1996 AND NINE MONTHS ENDED
                               SEPTEMBER 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                   UNREALIZED
                                                                                                      GAIN
                                                                                                    (LOSS) ON
                                                                                                   INVESTMENT
                                       COMMON STOCK       ADDITIONAL                               SECURITIES          TOTAL
                                    -------------------    PAID-IN       UNEARNED     RETAINED    AVAILABLE FOR    STOCKHOLDERS'
                                      SHARES     AMOUNT    CAPITAL     COMPENSATION   EARNINGS        SALE            EQUITY
                                    ----------   ------   ----------   ------------   ---------   -------------   ---------------
Balance, December 31, 1993........  33,098,710    $331     $129,579      $(2,872)     $ 25,807                       $152,845
  Issuance of common stock for
    cash, net of offering costs...     233,650       2        1,139                                                     1,141
  Amortization of stock
    compensation..................                                         1,084                                        1,084
  Unrealized loss on investment
    securities available for sale
    ($30 loss, net of deferred
    income taxes of $11)..........                                                                    $(19)               (19)
  Net income......................                                                      14,440                         14,440
                                    ----------    ----     --------      -------      --------        ----           --------
Balance, December 31, 1994........  33,332,360     333      130,718       (1,788)       40,247         (19)           169,491
  Issuance of common stock for
    cash, net of offering costs...   1,016,484      10        4,333                                                     4,343
  Issuance of restricted stock,
    less amortization of $33......       6,000                   80          (47)                                          33
  Cancellation of stock options...                              (63)          17                                          (46)
  Amortization of stock
    compensation..................                                           705                                          705
  Adjustment to unrealized loss on
    investment securities
    available for sale............                                                                      19                 19
  Tax benefit from exercise of
    stock options (Note 6)........                            2,762                                                     2,762
  Net income......................                                                      16,264                         16,264
                                    ----------    ----     --------      -------      --------        ----           --------
Balance, December 31, 1995........  34,354,844     343      137,830       (1,113)       56,511          --            193,571
  Issuance of common stock for
    cash..........................     632,196       6        3,204                                                     3,210
  Issuance of restricted stock,
    less amortization of $1,441...     256,000       3        3,601       (2,163)                                       1,441
  Cancellation of stock options...                              (28)           3                                          (25)
  Amortization of stock
    compensation..................                                           527                                          527
  Tax benefit from exercise of
    stock options (Note 6)........                            2,684                                                     2,684
  Net income......................                                                      38,494                         38,494
                                    ----------    ----     --------      -------      --------        ----           --------
Balance, December 31, 1996........  35,243,040     352      147,291       (2,746)       95,005          --            239,902
  Issuance of common stock for
    cash..........................     590,196       6        7,094                                                     7,100
  Issuance of restricted stock,
    less amortization of $137.....      45,822       1        3,022       (2,886)                                         137
  Amortization of stock
    compensation..................                                           868                                          868
  Tax benefit from exercise of
    stock options (Note 6)........                            1,858                                                     1,858
  Net income......................                                                      28,375                         28,375
                                    ----------    ----     --------      -------      --------        ----           --------
Balance, September 30, 1997
  (unaudited).....................  35,879,058    $359     $159,265      $(4,764)     $123,380        $ --           $278,240
                                    ==========    ====     ========      =======      ========        ====           ========

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                     NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                --------------------------------   ---------------------
                                                  1994        1995       1996        1996        1997
                                                ---------   --------   ---------   ---------   ---------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net Income..................................  $  14,440   $ 16,264   $  38,494   $  24,551   $  28,375
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation, depletion and amortization....     34,118     49,904      64,026      45,535      67,415
  Deferred taxes..............................      7,655      8,721      20,763      13,511      15,315
  Stock compensation..........................      1,084        692       1,943       1,444       1,005
  Realized loss on sale of investment
     securities...............................        238         32          --          --          --
                                                ---------   --------   ---------   ---------   ---------
                                                   57,535     75,613     125,226      85,041     112,110
Changes in assets and liabilities:
  (Increase) decrease in accounts receivable,
     oil and gas..............................      5,425     (8,859)    (21,418)        744       9,592
  (Increase) decrease in other current
     assets...................................      1,218       (307)      3,793       2,589      (1,511)
  (Increase) decrease in other assets.........     (1,226)       (24)        443         231       4,431
  Increase (decrease) in accounts payable and
     accrued liabilities......................        718      4,275      16,523       9,778      (7,310)
  Increase (decrease) in advances from joint
     owners...................................      4,357     (3,194)      1,939       9,193      (2,697)
  Increase in other liabilities...............         94        136         988       1,055       2,655
                                                ---------   --------   ---------   ---------   ---------
          Net cash provided by operating
            activities........................     68,121     67,640     127,494     108,631     117,270
                                                ---------   --------   ---------   ---------   ---------
Cash flows from investing activities:
  Additions to oil and gas properties.........   (114,892)  (106,957)   (158,834)   (106,627)   (181,652)
  Additions to furniture, fixtures and
     equipment................................       (229)      (599)       (703)       (417)       (566)
  Purchases of investment securities..........    (40,997)        --          --          --          --
  Sales of investment securities..............     32,499      8,227          --          --          --
                                                ---------   --------   ---------   ---------   ---------
          Net cash used in investing
            activities........................   (123,619)   (99,329)   (159,537)   (107,044)   (182,218)
                                                ---------   --------   ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from borrowings....................         --     96,000     281,000     190,000     315,000
  Repayments of borrowings....................         --    (66,000)   (251,000)   (164,000)   (255,000)
  Proceeds from issuances of common stock,
     net......................................      1,141      4,343       3,210       2,194       7,100
  Payments on capital lease obligations.......       (276)      (533)       (410)       (357)       (163)
                                                ---------   --------   ---------   ---------   ---------
          Net cash provided by financing
            activities........................        865     33,810      32,800      27,837      66,937
                                                ---------   --------   ---------   ---------   ---------
Increase (decrease) in cash and cash
  equivalents.................................    (54,633)     2,121         757      29,424       1,989
Cash and cash equivalents, beginning of
  period......................................     65,045     10,412      12,533      12,533      13,290
                                                ---------   --------   ---------   ---------   ---------
Cash and cash equivalents, end of period......  $  10,412   $ 12,533   $  13,290   $  41,957   $  15,279
                                                =========   ========   =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                          NEWFIELD EXPLORATION COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     These financial statements include the accounts of Newfield Exploration Company (the "Company"), a Delaware corporation, which was formed on December 5, 1988 to conduct offshore oil and gas exploration and drilling and development operations in the Gulf of Mexico. As an independent oil and gas producer, the Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate, which are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, as evidenced by the recent volatility of gas prices, and there can be no assurance that oil and gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and access to capital.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Newfield Exploration Company and its subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated. Certain reclassification for prior years have been made to conform with the current year presentation.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). The Company's most significant financial estimates are based on remaining proved oil and gas reserves (see Supplementary Oil and Gas Disclosures included in Supplementary Financial Information). Actual results could differ from these estimates.

  COMMON STOCK SPLIT

     On December 1, 1996 the Company's Board of Directors declared a two-for-one split of its outstanding common stock to stockholders of record on December 16, 1996. The stated par value per share of common stock was not changed from $0.01. These financial statements and notes thereto have been restated to retroactively reflect the stock split.

  EARNINGS PER SHARE

     Net income per share is calculated by dividing net income by the weighted average shares of Common Stock and Common Stock equivalents outstanding.

  CASH FLOW STATEMENT

     Cash equivalents include highly liquid investments with a maturity of approximately three months or less when acquired. The Company invests cash in excess of operating requirements in United States Treasury notes, Eurodollar bonds and investment grade commercial paper. Cash equivalents are stated at cost, which approximates fair market value. Cash flows resulting from oil and gas sales hedging contracts are classified in the same category as the items being hedged.

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

been eliminated. Certain reclassification for prior years have been made to conform with the current year presentation.

  STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which encourages, but does not require, all entities to record compensation expense on all stock-based compensation plans based upon fair value. The Company continues to account for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with FAS 123 the Company has disclosed pro forma net income and earnings per share as if the fair value-based method of accounting had been applied. See Note 6.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. The book value of those financial instruments that are classified as current assets or liabilities approximate fair value because of the short maturity of those instruments.

  OIL AND GAS PROPERTIES

     The Company uses the full cost method of accounting for exploration and development costs. Under this method of accounting, all costs incurred in the acquisition, exploration and development of oil and gas properties are capitalized. Such capitalized costs and estimated future development and dismantlement costs are amortized on a unit-of-production method based on proved reserves. Net capitalized costs of oil and gas properties are limited to the lower of unamortized cost or the cost center ceiling, defined as the sum of the present value (10% discount rate) of estimated future net revenues from proved reserves, based on year-end oil and gas prices; plus the cost of properties not being amortized, if any; plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less related income tax effects.

     Proceeds from the sale of oil and gas properties are applied to reduce the costs in the cost center unless the sale involves a significant quantity of reserves in relation to the cost center, in which case a gain or loss is recognized. At December 31, 1995, the Company had $3.5 million included in other current assets which was a receivable from an industry investor relating to its participation in the acquisition of an overriding royalty interest.

     Unevaluated properties and associated costs not currently being amortized and included in oil and gas properties were $55.3 million and $19.5 million at December 31, 1996 and 1995, respectively. The properties represented by these costs were at such dates undergoing exploration or development activities, or are properties on which the Company intends to commence such activities in the future. The Company believes that the unevaluated properties at December 31, 1996 will be substantially evaluated and therefore subject to amortization in 12 to 24 months.

     Other property and equipment are recorded at cost and are depreciated over their estimated useful lives of five to seven years using the straight-line method.

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

  ABANDONMENT AND DISMANTLEMENT COSTS

     Future abandonment and dismantlement costs include costs to dismantle, relocate and dispose of the Company's offshore production platforms, gathering systems, wells and related structures. The Company develops specific estimates of its future abandonment and dismantlement costs for each of its properties based upon the type of production structure, depth of water, currently available abandonment procedures and consultations with construction and engineering consultants. The Company does not currently anticipate additional abandonment and dismantlement costs will be incurred beyond such estimates. Such estimates are re-evaluated by the Company's engineers at least annually.

     Total estimated future abandonment and dismantlement costs associated with the Company's developed and acquired properties were $41.5 million, $35.9 million, and $26.0 million as of December 31, 1996, 1995 and 1994, respectively.

     Estimated future abandonment and dismantlement costs are accrued on a unit-of-production method based on proved reserves. The portion of future abandonment and dismantlement costs that has been accrued is included in accumulated depreciation, depletion and amortization and was $18.0 million, $13.7 million and $8.4 million as of December 31, 1996, 1995 and 1994, respectively.

  PRODUCTION IMBALANCES

     Joint interest owners may take more or less than their ownership interest of natural gas volumes from jointly owned reservoirs. The Company follows the sales method of accounting for imbalances. Under this method, the Company records a liability if its sales of gas volumes in excess of its entitlements from a jointly owned reservoir exceed its interest in the remaining estimated gas reserves of such reservoir. Imbalances are monitored to minimize significant imbalances, and such imbalances were not significant at December 31, 1996 and December 31, 1995.

  INCOME TAXES

     The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). This statement requires deferred tax assets and liabilities to be determined by applying tax regulations existing at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

  CONCENTRATION OF CREDIT RISK

     The Company maintains cash balances with several banks, which frequently exceed federally insured limits and invests its cash in investment grade commercial and U.S. Government backed securities. The Company's joint interest partners consist primarily of independent oil and gas producers. The Company's oil and gas production purchasers consist primarily of independent marketers and major gas pipeline companies. The Company performs credit evaluations of its customers' financial condition and obtains letter of credit agreements and parental guarantees from selected oil and gas purchase customers. The Company has not experienced any significant losses from uncollectible accounts.

  MAJOR CUSTOMERS

     The Company sold oil and gas production representing more than 10% of its oil and gas revenues for the year ended December 31, 1996, to Gulfmark Energy, Inc. (17%), Coast Energy Group (16%), and Superior Natural Gas Corporation (12%); for the year ended December 31, 1995, to Gulfmark Energy, Inc. (22%), Coast Energy Group (15%), and Northridge Energy (10%); for the year ended December 31, 1994, to Coast Energy Group (14%), Gulfmark Energy, Inc. (14%), and Eagle Natural Gas

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

Company (12%). Based upon the current demand for oil and gas, the Company believes that the loss of any of these purchasers would not have a material adverse effect on the Company.

  UNAUDITED FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of September 30, 1997 and the results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results for the full year.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

     From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of adverse price movements, they may also limit future revenues from favorable price movements. The use of hedging transactions also involves the risk that the counterparties will be unable to meet the financial terms of such transactions. All of the Company's hedging transactions to date were carried out in the over-the-counter market and the obligations of the counterparties have been guaranteed by entities with at least an investment grade rating or secured by letters of credit. The Company accounts for these transactions as hedging activities and, accordingly, gains or losses are included in oil and gas revenues when the hedged production is delivered. Unrealized gains and losses on these contracts are deferred and offset against the related settlement amounts.

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     During 1996, approximately 54% of the Company's equivalent production was subject to hedge positions as compared to 42% in 1995. The Company has also entered into hedging transactions with respect to a portion of its estimated production for 1997. The Company continues to evaluate whether to enter into additional hedging transactions for 1997 and future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions. The following is a summary of the Company's natural gas hedge positions as of December 31, 1996.

                                                   WEIGHTED AVERAGE SALES POINT
                                                         PRICE PER MCF(1)
                                                   ----------------------------
                                        MONTHLY                    COLLAR
                                        VOLUME               ------------------       FAIR MARKET
                PERIOD                  IN BCF      SWAP     FLOOR     CEILING         VALUE(2)
                ------                  -------    ------    ------    --------    -----------------
January 1997 -- March 1997
  Price Swap Contracts.................  1.30       $2.36        --         --     ($3.3 million)(3)
  Cashless Collar Contracts............  1.25          --     $2.22      $2.67     ($2.3 million)(3)
  Cashless Collar Contracts............  1.30          --     $2.76      $3.25     ($1.0 million)(3)
April 1997 -- June 1997
  Price Swap Contracts.................  0.80       $2.08        --         --     ($0.2 million)(3)

---------------

(1) Price per Mcf is based upon the average energy content of the Company's gas production for the twelve months ended December 31, 1996.

(2) The fair market value is calculated using prices derived from NYMEX futures contract prices existing at December 31, 1996.

(3) This opportunity loss will be substantially offset in the cash market when the hedged production is delivered in 1997, which has the effect of fixing the price at which the commodity is sold. The Company does not record the fair value of these instruments in its financial statements.

     These gas swaps are settled based on published sales prices of natural gas delivered into pipelines at the locations where the Company sells its production (the "Sales Point Price"). With respect to any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the average Sales Point Price for any settlement period is less than the swap price for such transaction, and the Company is required to make payment to the counterparty in the event that the average Sales Point Price for any settlement period is greater than the swap price for such transaction. For any particular collar transaction, the counterparty is required to make a payment to the Company if the average Sales Point Price for the reference period is below the floor price for such transaction and the Company is required to make payment to the counterparty if the average Sales Point Price for the reference period is above the ceiling price for such transaction. Because substantially all of the Company's natural gas production is sold under spot contracts that reference the Sales Point Price, the Company has no basis risk with respect to these transactions.

3. DEBT:

     The Company has an unsecured revolving credit agreement with a current commitment of $125 million ("Aggregate Commitment"). As of December 31, 1996 and September 30, 1997, there was $60 million and $120 million, respectively outstanding under this credit agreement and the Company's available borrowing base was $125 million and $160 million, respectively (the "Borrowing Base"). The Borrowing Base is determined by the majority banks party to the agreement on May 1 and November 1 of each year. Available funds under the agreement are established quarterly by the Company (the "Designated Borrowing Base"). The Designated Borrowing Base is an amount greater than or equal to

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

the Designated Borrowing Base Floor Amount of $75 million but less than or equal to the Borrowing Base. As of December 31, 1996 and September 30, 1997 the Company's Designated Borrowing Base was $75 million and $125 million, respectively. The Company retains the ability, subject to notification, to increase the Designated Borrowing Base to an amount not to exceed the Borrowing Base.

     Borrowings under the credit agreement bear interest, payable quarterly, at the Company's option at (i) the higher of (a) the federal fund rate (5.25% at December 31, 1996) plus 50 basis points and (b) the bank's prime rate (8.25% at December 31, 1996), plus a variable margin, which ranges up to 25 basis points based upon the loan amount outstanding relative to the borrowing base, or (ii) LIBOR (30 day LIBOR was 5.50% at December 31, 1996), plus a variable margin, which ranges from 75 to 125 basis points based upon the loan amount outstanding relative to the borrowing base. The credit agreement also provides for a commitment fee, to be paid quarterly, of 37.5 basis points per annum on the unused Designated Borrowing Base available to the Company. In addition, a standby fee, to be paid quarterly, of 12.5 basis points per annum will be paid on the difference between the Designated Borrowing Base and the Aggregate Commitment. The Company paid commitment fees of approximately $205,000, $179,000 and $100,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The credit agreement provides for a revolving credit period through June 30, 1999, at which time the aggregate loans outstanding under the credit agreement convert to a term loan with quarterly maturities through June 30, 2002.

     The credit agreement contains positive and negative covenants, which, among other things, require the Company to maintain a working capital ratio, as defined, of at least 1.1 to 1.0, a fixed charge coverage ratio, as defined, of at least 1.5 to 1.0 and a minimum net worth. The credit agreement also limits the incurrence of additional debt, additional liens on properties, sale of certain assets and the declaration or payment of dividends.

4. FEDERAL INCOME TAXES:

     The components of deferred tax assets and liabilities pursuant to FAS 109 are as follows (in thousands):

                                                           DECEMBER 31,    DECEMBER 31,
                                                               1996            1995
                                                           ------------    ------------
Deferred tax liability:
  Oil and gas properties.................................    $55,993         $35,059
                                                             -------         -------
Deferred tax asset:
  Alternative minimum tax................................      1,848           1,846
  Net operating losses...................................      8,329           5,567
  Other, net.............................................      1,675           1,605
                                                             -------         -------
                                                              11,852           9,018
Valuation Allowance......................................         --              --
                                                             -------         -------
  Net deferred tax liability.............................    $44,141         $26,041
                                                             =======         =======

     The Company does not believe a deferred tax asset valuation is required because all tax carryovers are expected to be fully utilized.

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     As of December 31, 1996, the Company had a net operating loss ("NOL") carryforward for federal income tax purposes of approximately $23.8 million that may be used in future years to offset taxable income. Utilization of the Company's NOL carryforward is subject to annual limitations due to certain stock ownership changes that have occurred or may occur. To the extent not utilized, the NOL carryforward will begin to expire in 2005.

5. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into a noncancelable operating lease agreement for office space in Houston, Texas. The lease term expires in November 2002, with two options to renew the lease for five years each.

     Future minimum lease payments required as of December 31, 1996 related to this operating lease are as follows (in thousands):

Year ended December 31,
     1997...................................................  $  553
     1998...................................................     572
     1999...................................................     592
     2000...................................................     613
     2001 and thereafter....................................   1,174
                                                              ------
          Total minimum lease payments......................  $3,504
                                                              ======

     Rent expense for the years ended December 31, 1996, 1995 and 1994 was $537,000, $490,000 and $464,000, respectively.

     The Company has been named as a defendant in certain lawsuits arising in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the financial position and results of operations of the Company.

6. STOCK-BASED COMPENSATION:

     The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which encourages, but does not require, all entities to record compensation expense on all stock-based compensation plans based upon fair value. The Company continues to account for its stock-based compensation plans using the accounting prescribed by APB Opinion No. 25. However, pro forma disclosures as if the Company adopted the cost recognition provisions of FAS 123 in 1995 are presented below.

  STOCK OPTION PLANS

     The Company has granted options pursuant to its 1989, 1990, 1991, 1993 and 1995 stock option plans (collectively, the "Stock Option Plans"). Options that have been granted and are outstanding generally expire 10 years from the date of grant and become exercisable at the rate of 20% per year based on the number of full years the options are held from the date of grant. At December 31, 1996, a total of 3,482,700 options were outstanding, of which 2,168,770 were exercisable. At such date, the

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

Company had an additional 1,022,600 options available for grant. If granted, these additional options will be exercisable at a price not less than the fair market value per share of the Company's Common Stock on the date of grant. The following is a summary of all stock option activity for 1994, 1995 and 1996:

                                                              NUMBER OF     WEIGHTED
                                                              SHARES OF     AVERAGE
                                                              UNDERLYING    EXERCISE
                                                               OPTIONS       PRICES
                                                              ----------    --------
Outstanding at December 31, 1993............................   4,450,940     $ 4.01
  Granted...................................................     196,000      12.90
  Exercised.................................................    (199,500)      4.28
  Expired...................................................      (9,000)      4.00
                                                               ---------     ------
Outstanding at December 31, 1994............................   4,438,440       4.39
  Granted...................................................     241,600      13.18
  Exercised.................................................    (981,550)      4.06
  Forfeited.................................................     (34,750)      9.63
  Expired...................................................     (96,000)     14.14
                                                               ---------     ------
Outstanding at December 31, 1995............................   3,567,740       4.76
  Granted...................................................     539,350      15.35
  Exercised.................................................    (598,590)      4.64
  Forfeited.................................................     (25,800)      9.09
                                                               ---------     ------
Outstanding at December 31, 1996............................   3,482,700     $ 6.39
                                                               =========     ======
Exercisable at December 31, 1994............................   2,527,940     $ 3.94
                                                               =========     ======
Exercisable at December 31, 1995............................   2,292,790     $ 4.04
                                                               =========     ======
Exercisable at December 31, 1996............................   2,168,770     $ 4.18
                                                               =========     ======

     The weighted average fair value of options granted during 1996 and 1995 was $6.39 and $5.69, respectively.

     The fair value of each stock option granted during 1996 and 1995 was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995: no dividend yield; expected volatility of 28.52%; risk-free interest rates ranging from 5.33% to 6.71%; and an expected option life of 6.50 years.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

                       OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
------------------------------------------------------------------   ----------------------------
                                     WEIGHTED
                                     AVERAGE           WEIGHTED                       WEIGHTED
    RANGE OF                        REMAINING          AVERAGE                        AVERAGE
EXERCISE PRICES    OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
----------------   -----------   ----------------   --------------   -----------   --------------
$ 3.50 to $ 5.62    2,690,930         5 years           $ 4.00        2,116,930        $ 3.97
 10.94 to  14.78      700,770         9 years            13.50           51,840         12.82
 17.47 to  25.50       91,000        10 years            22.28               --            --
----------------    ---------        --------           ------        ---------        ------
$ 3.50 to $25.50    3,482,700         6 years           $ 6.39        2,168,770        $ 4.18

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

     Common stock issued through the exercise of stock options results in a tax deduction for the Company equivalent to the taxable gain recognized by the optionee. For financial reporting purposes, the tax effect of this deduction is accounted for as a credit to additional paid-in capital rather than as a reduction of income tax expense. The exercise of stock options during 1996 and 1995 resulted in a tax benefit to the Company of approximately $2.7 million and $2.8 million, respectively, which was recorded as an increase in stockholders' equity.

  RESTRICTED STOCK

     The Company has adopted two plans pursuant to which restricted shares of Common Stock may be granted. Under the Newfield Exploration Company 1995 Omnibus Stock Plan ("the Omnibus Plan"), the Company may grant to employees (including an officer or a director who is also an employee) as restricted Common Stock all or a portion of 400,000 shares of Common Stock reserved under the Omnibus Plan. In 1996 the Company issued 246,000 shares of restricted Common Stock whose shares vest at the rate of 20% per year on each anniversary of the date of issuance, commencing on the first anniversary date of issuance subject to the lapse of certain performance-based forfeiture provisions.

     Under the Newfield Exploration Company 1995 Non-Employee Director Restricted Stock Plan ("the Non-Employee Director Plan"), the Company may grant to "Non-Employee Directors" up to 50,000 shares of Common Stock as restricted Common Stock. The Non-Employee Director Plan provides for the automatic, nondiscretionary issuance of 1,000 shares of restricted Common Stock to each director when first elected to the Company's board of directors, whose shares vest at the rate of 33 1/3% per year on the day before the first, second and third annual shareholder meetings following the date the shares were issued. The Company issued 10,000 shares to five Non-Employee Directors in 1996 and 6,000 shares to three Non-Employee Directors in 1995.

     In accordance with APB Opinion No. 25, upon the issuance of restricted shares of Common Stock under these two plans, the Company recognized a compensation cost for the cost of the restricted Common Stock in the amount of $3.6 million for 1996 and $80,000 for 1995. This cost is charged to shareholders' equity and recognized as amortization expense over the applicable vesting period, in the amount of $1.5 million for 1996 and $32,000 for 1995. The weighted average exercise price for 256,000 shares of restricted Common Stock issued in 1996 is $14.08. The weighted average exercise price for 6,000 shares of restricted Common Stock issued in 1995 is $13.28.

  EMPLOYEE STOCK PURCHASE PLAN

     During 1993, the Company established an Employee Stock Purchase Plan (the "Stock Purchase Plan") that permits eligible employees to acquire Common Stock. Under the Stock Purchase Plan, the Company is authorized to issue up to 200,000 shares of Common Stock to its full-time (or part-time for at least 20 hours per week and at least five months per year) employees at a discount from the stock's fair market value through payroll deductions.

     For each six-month period beginning on January 1 or July 1 during the term of the Stock Purchase Plan, unless the Board determines otherwise, each eligible employee has the opportunity to purchase Common Stock through voluntary payroll deductions. Employees make an election to participate prior to the start of a period by stating the percentage of their compensation to be withheld. An employee may have withheld from two to ten percent of the employee's base wages or salary. The Stock Purchase Plan allows withdrawals, terminations and reductions on the amounts being deducted. The purchase price for the Common Stock will be 85% of the lesser of the fair market value of the Common Stock on
(i) the first

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

day of the period, or (ii) the last day of the period. No employee may purchase Common Stock under the Stock Purchase Plan valued at more than $25,000 for each calendar year.

     Under the Stock Purchase Plan, the Company has sold 23,990 shares and 25,946 shares to employees in 1996 and 1995, respectively, which had weighted average exercise prices of $13.56 and $9.78, respectively. The weighted average fair market value of the shares sold during 1996 and 1995 was $1.92 and $1.86, respectively. In accordance with APB Opinion No. 25, the Company has not recognized any compensation cost for the Stock Purchase Plan.

     The fair value of each stock option granted under the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1996 and 1995, respectively: no dividend yield for both years; expected volatility of 28.52% for both years; risk-free interest rates ranging from 5.07% to 6.11%; and expected lives of six months for both years.

  PRO FORMA NET INCOME AND NET INCOME PER COMMON SHARE

     Pursuant to APB Opinion No. 25, the Company recognized a charge of $1.5 million as compensation expense for equity-based compensation awarded in 1996 and $32,000 as compensation expense for equity-based compensation awarded in 1995. If the fair value based method of accounting in FAS 123 had been applied, the Company would have recognized $2.3 million in 1996 and $197,000 in 1995 as compensation expense.

     The Company's net income and earnings per common share for 1996 and 1995 would have approximated the pro forma amounts below (in thousands except per share data):

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1996           1995
                                                              ---------      ---------
Net Income -- as reported...................................    $38,494        $16,264
Net Income -- pro forma.....................................    $37,956        $16,140
Earnings per common share -- as reported....................    $  1.03        $  0.45
Earnings per common share -- pro forma......................    $  1.02        $  0.45

     The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. FAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.

7. EMPLOYEE BENEFIT PLANS:

     The Company sponsors a 401(k) Profit Sharing Plan (the "401(k) Plan") under
Section 401(k) of the Internal Revenue Code. This plan covers all employees of the Company. The Company matches $1.00 for each $1.00 of employee deferral, with the Company's contribution not to exceed 8% of an employee's salary, subject to limitations imposed by the Internal Revenue Service. The Company's contributions to the 401(k) Plan totaled $371,000, $301,000 and $112,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company also sponsors the Newfield Employee 1993 Incentive Compensation Plan (the "Plan"), which is a non-qualified plan funded by amounts equal to revenues that would be attributable to a 1% overriding royalty interest on acquired proved properties and a 2% overriding royalty interest from exploration properties. Such amounts are attributable to both the Company's interest and the interest of

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

certain working interest owners in these properties. Amounts available for distribution under the Plan and attributable to the overriding royalty interests bearing against the Company are limited to 5% of the Company's adjusted net income as defined in the Plan. The Plan is administered by the Compensation Committee of the Board of Directors with award amounts recommended by the Chief Executive Officer of the Company, based on the performance of the Company and the eligible employees during the performance period. All employees of the Company are eligible for awards if employed on both October 1 and December 31 of the performance period. Awards may have both a current and a deferred component of compensation. Current awards are distributed to employees by March 1 of the year following the performance period, with the deferred amounts being distributed in four equal payments on each following December 1. Eligible employees may elect for deferred amounts to be paid in Common Stock instead of cash. If the eligible employee elects for a deferred amount to be paid in Common Stock, the number of shares of Common Stock to be awarded shall be determined by using the fair market value of Common Stock on the date of the award. Total expenses under the Plan for the years ended December 31, 1996 and 1995 were $4.9 million and $2.4 million, respectively.

8. RELATED PARTY TRANSACTIONS:

     Warburg, Pincus Counsellors, Inc. (an affiliate of Warburg, Pincus & Co., general partner of Warburg, Pincus Investors, L.P., a significant stockholder of the Company) provided investment management and consulting services for the Company for a fee. Such services included advice and assistance concerning the investment and management of the Company's excess funds invested in marketable securities. Payments for such services were $39,000 for 1994. No such fees were incurred during 1995 and 1996.

     The 401(k) Plan invests in several mutual funds (the "Warburg Funds") affiliated with Warburg, Pincus & Co. The amount invested in the Warburg Funds at any time depends upon the elections made by the participants in the 401(k) Plan. The Company believes that the 401(k) Plan invests on the same basis in terms of rates and fees as are offered generally to similar employee investment vehicles. The aggregate amount of the 401(k) Plan's assets invested in Warburg Funds were approximately $1,314,000 and $1,077,000 as of December 31, 1996 and 1995, respectively.

9. SUPPLEMENTAL CASH FLOW INFORMATION:

     Cash payments for interest and income taxes for each of the three years in the period ended December 31, 1996, are as follows:

                                                          1996      1995      1994
                                                          ----      ----      ----
                                                               (IN THOUSANDS)
Interest payments (net of interest capitalized of
  $1,508, $674 and $217 during 1996, 1995 and 1994,
  respectively).........................................  $363      $127      $ 29
Income tax payments.....................................  $ --      $550      $200

     The following transactions have been appropriately excluded from the statement of cash flows:

                                                         1996      1995       1994
                                                        ------    -------    ------
                                                              (IN THOUSANDS)
Long-term capital leases..............................  $  (73)   $     9    $  700
Increase (decrease) in capital accrual................  $5,062    $   (22)   $1,800
Changes in working capital amounts related to property
  acquisitions........................................  $   --    $(2,750)   $   --

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

10. ACQUISITIONS:

     In May 1997, the Company acquired the assets and subsidiaries of Huffco International, L.L.C., which includes a 35% working interest in a 415,000 acre production sharing contract in the Bohai Bay, offshore China. The Company also acquired certain rights and data relating to offshore West Africa, an international database and increased its technical staff. The purchase price was $6.3 million.

11. RECENT DEVELOPMENTS:

     In July 1997, the Company completed the acquisition of interests in five oil and gas producing fields, comprised of interests in nine offshore blocks, in the East Cameron, West Cameron and High Island area of the Gulf of Mexico, offshore Louisiana and Texas for a purchase price of approximately $43 million. In July, combined production from these fields is approximately 18 MMcfe of natural gas per day net to the interests acquired, or approximately 10% of the Company's net daily production prior to the acquisition.

     The Company maintains its reserve-based revolving Credit Facility with The Chase Manhattan Bank, as agent. As of September 30, 1997, $120 million was outstanding under the Credit Facility. The Credit Facility was amended and restated as of October 9, 1997 in connection with the Company's private placement of $125 million of senior unsecured notes. The net proceeds of the private placement were used primarily to repay all amounts then outstanding under the Credit Facility. As so amended and restated, the Credit Facility provides a $125 million revolving credit maturing on October 31, 2002, improved interest rate pricing grids and additional flexibility under certain covenants. The amount available under the Credit Facility is subject to a calculated borrowing base, which base is reduced by the principal amount of the Notes outstanding at the time of calculation. The Company has an option, subject to the borrowing base, to increase the facility to $200 million. The Company currently has $100 million of borrowing capacity under the Credit Facility.

                          NEWFIELD EXPLORATION COMPANY

                  (INFORMATION FOR THE NINE MONTH PERIOD ENDED
                   SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED)

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

     The results of operations by quarter for the periods ended September 30, 1997, December 31, 1996 and 1995 are as follows (in thousands, except per share amounts):

                                                     1997 QUARTER ENDED
                                       -----------------------------------------------
                                       MARCH 31   JUNE 30   SEPTEMBER 30
                                       --------   -------   ------------
Oil and gas revenues.................  $46,927    $42,345     $49,863
Income from operations...............   18,207     12,252      14,223
Net income...........................   11,887      7,773       8,715
Earnings per common share............  $  0.32    $  0.21     $  0.23

                                                     1996 QUARTER ENDED
                                       -----------------------------------------------
                                       MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                       --------   -------   ------------   -----------
Oil and gas revenues.................  $32,962    $33,013     $35,799        $47,482
Income from operations...............   12,123     12,162      13,078         21,426
Net income...........................    7,929      7,949       8,673         13,943
Earnings per common share............  $  0.22    $  0.21     $  0.23        $  0.37

                                                     1995 QUARTER ENDED
                                       -----------------------------------------------
                                       MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                       --------   -------   ------------   -----------
Oil and gas revenues.................  $19,029    $24,811     $24,622        $26,136
Income from operations...............    4,904      6,641       5,615          7,066
Net income...........................    3,403      4,417       3,769          4,675
Earnings per common share............  $  0.09    $  0.12     $  0.10        $  0.13

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
               SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED

     Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

     Proved reserves are estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing equipment economic and operating conditions.

     Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     No major discovery or other favorable or adverse event subsequent to December 31, 1996 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

ESTIMATED NET QUANTITIES OF OIL AND GAS RESERVES

     The following table sets forth the Company's net proved reserves (at 15.025 pounds per square inch absolute), including the changes therein, and proved developed reserves (all within the United States) at the end of each of the three years in the period ended December 31, 1996, as estimated by the Company's petroleum engineering staff:

                                                                   OIL,
                                                                CONDENSATE
                                                                AND NATURAL     NATURAL
                                                                GAS LIQUIDS       GAS
                                                                  (MBBLS)       (MMCF)
                                                              ---------------   -------
Proved developed and undeveloped reserves:
  December 31, 1993.........................................       6,414        102,261
     Revisions of previous estimates........................         127         (3,409)
     Extensions, discoveries and other additions............       2,845         53,900
     Purchases of properties................................         618         25,482
     Production.............................................      (1,394)       (24,267)
                                                                  ------        -------
  December 31, 1994.........................................       8,610        153,967
     Revisions of previous estimates........................         166           (575)
     Extensions, discoveries and other additions............         926         62,035
     Purchases of properties................................       2,002         22,556
     Sales of properties....................................          --           (684)
     Production.............................................      (2,071)       (33,719)
                                                                  ------        -------
  December 31, 1995.........................................       9,633        203,580
     Revisions of previous estimates........................         850         (1,829)
     Extensions, discoveries and other additions............       3,479         68,011
     Purchases of properties................................       2,306         13,063
     Sales of properties....................................         (51)          (117)
     Production.............................................      (2,558)       (41,323)
                                                                  ------        -------
  December 31, 1996.........................................      13,659        241,385
                                                                  ======        =======

                                                                   CRUDE        NATURAL
                                                                    OIL           GAS
                                                                  (MBBLS)       (MMCF)
                                                              ---------------   -------
Proved developed reserves:
  December 31, 1994.........................................       8,196        140,742
  December 31, 1995.........................................       8,292        154,726
  December 31, 1996.........................................      11,820        199,452

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

     Capitalized costs for oil and gas producing activities consist of the following (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                ----------------------------------
                                                  1996         1995         1994
                                                ---------    ---------    --------
Proved properties............................   $ 501,328    $ 348,226    $254,196
Unproved properties..........................      25,352       14,631       4,476
                                                ---------    ---------    --------
                                                  526,680      362,857     258,672
Accumulated depreciation, depletion and
  amortization...............................    (198,065)    (134,348)    (84,748)
                                                ---------    ---------    --------
  Net capitalized costs......................   $ 328,615    $ 228,509    $173,924
                                                =========    =========    ========

     Costs incurred for oil and gas property acquisition, exploration and development activities are as follows (in thousands):

                                                      YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                    1996        1995        1994
                                                  --------    --------    --------
Property acquisition:
  Unproved*....................................   $  5,670    $ 10,154    $  2,020
  Proved.......................................     28,480      29,393      32,810
Exploration....................................     49,337      33,192      17,927
Development....................................     80,336      31,446      63,936
                                                  --------    --------    --------
          Total costs incurred.................   $163,823    $104,185    $116,693
                                                  ========    ========    ========

---------------

* These amounts represent costs incurred by the Company and excluded from the amortization base until proved reserves are established or impairment is determined.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The following information has been developed utilizing procedures prescribed by Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" ("FAS 69") and based on natural gas and crude oil reserve and production volumes estimated by the Company's engineering staff. It may be useful for certain comparative purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

     The Company believes that the following factors should be taken into account in reviewing the following information: (1) future costs and selling prices will probably differ from those required to be used in these calculations; (2) due to future market conditions and governmental regulations, actual rates of production achieved in future years may vary significantly from the rate of production assumed in the calculations; (3) selection of a 10% discount rate is arbitrary and may not be reasonable as a measure of the relative risk inherent in realizing future net oil and gas revenues; and (4) future net revenues may be subject to different rates of income taxation.

     Under the Standardized Measure, future cash inflows were estimated by applying period-end oil and gas prices adjusted for fixed and determinable escalations to the estimated future production of period-

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

end proved reserves. Future cash inflows at December 31, 1996 do not reflect the impact of future production that is subject to open hedge positions (see Note
2). Future cash inflows were reduced by estimated future development, abandonment and production costs based on period-end costs in order to arrive at net cash flow before tax. Future income tax expense has been computed by applying period-end statutory tax rates to aggregate future pre-tax net cash flows, reduced by the tax basis of the properties involved and tax carryforwards. Use of a 10% discount rate is required by FAS 69.

     Management does not rely solely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

     The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows (in thousands):

                                                       AS OF DECEMBER 31,
                                             --------------------------------------
                                                1996          1995          1994
                                             ----------    ----------    ----------
Future cash inflows........................  $1,312,815    $  642,019    $  400,766
Less related future:
  Production costs.........................    (113,937)      (84,999)      (66,221)
  Development and abandonment costs........    (107,205)      (83,262)      (45,704)
                                             ----------    ----------    ----------
Future net cash flows before income
  taxes....................................   1,091,673       473,758       288,841
10% annual discount for estimating timing
  of cash flows............................    (231,856)     (108,879)      (58,247)
                                             ----------    ----------    ----------
Standardized measure of discounted future
  net cash flows before income taxes.......     859,817       364,879       230,594
Future income tax expense, net of 10%
  annual discount..........................    (247,889)      (88,553)      (50,592)
                                             ----------    ----------    ----------
Standardized measure of discounted future
  net cash flows...........................  $  611,928    $  276,326    $  180,002
                                             ==========    ==========    ==========

                          NEWFIELD EXPLORATION COMPANY

                      SUPPLEMENTARY FINANCIAL INFORMATION
       SUPPLEMENTARY OIL AND GAS DISCLOSURES -- UNAUDITED -- (CONTINUED)

     A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves is as follows (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                                1996          1995          1994
                                             ----------    ----------    ----------
Beginning of the period....................  $  276,326    $  180,002    $  116,129
                                             ----------    ----------    ----------
Revisions of previous estimates:
  Changes in prices and costs..............     254,227        61,917       (22,877)
  Changes in quantities....................       9,544           691        (3,438)
  Changes in future development costs......          --         1,026         2,097
Development costs incurred during the
  period...................................      24,895         2,839        20,313
Additions to proved reserves resulting from
  extensions, discoveries and improved
  recovery, less related costs.............     229,314        87,760        85,089
Purchases of reserves in place.............      55,910        45,324        27,843
Accretion of discount......................      36,488        23,059        15,916
Sales of oil and gas, net of production
  costs....................................    (132,310)      (80,371)      (60,173)
Net change in income taxes.................    (159,336)      (37,961)       (7,566)
Production timing and other................      16,870        (7,960)        6,669
                                             ----------    ----------    ----------
Net increase...............................     335,602        96,324        63,873
                                             ----------    ----------    ----------
End of the period..........................  $  611,928    $  276,326    $  180,002
                                             ==========    ==========    ==========

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation), brought against them by reason of the fact that they were or are such directors, officers, employees or agents, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in any such action, suit or proceeding. Article Seventh of the Company's Second Restated Certificate of Incorporation, as amended (the "Newfield Charter"), together with Article VI of its Restated Bylaws (the "Newfield Bylaws") provide for indemnification of each person who is or was made a party to any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding because such person is, was or has agreed to become an officer or director of the Company or is a person who is or was serving or has agreed to serve at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation or of a partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL as it existed at the time the indemnification provisions of the Newfield Charter and Bylaws were adopted or as may be thereafter amended. Article VI of the Newfield Bylaws expressly provides that it is not the exclusive method of indemnification.

     Article Seventh of the Newfield Charter and Article VI of the Newfield Bylaws also provide that the Company may maintain insurance, at its own expense, to protect itself and any director, officer, employee or agent of the Company or of another entity against any expense, liability or loss, regardless of whether the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article Seventh of the Newfield Charter contains such a provision.

     Howard H. Newman and Jeffrey A. Harris, each a director of the Company and a Managing Director of E.M. Warburg, Pincus & Co., LLC ("Warburg"), are indemnified by an affiliate of Warburg against certain liabilities that Messrs. Newman and Harris may incur as a result of their serving as directors of the Company. Thomas G. Ricks, a director of the Company and President and Chief Executive Officer of the University of Texas Investment Management Company ("UTIMCO"), is indemnified by UTIMCO against certain liabilities that he may incur as a result of his serving as a director of the Company.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES

     The following instruments and documents are included as Exhibits to this Registration Statement. Exhibits incorporated by reference are so indicated by parenthetical information.

      EXHIBIT NO.                                  EXHIBIT
      -----------                                  -------
          4.1            -- Second Restated Certificate of Incorporation of the
                            Company (incorporated by reference to Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1 (File No.
                            33-69540))
          4.1.1          -- Certificate of Amendment to Second Restated Certificate
                            of Incorporation of the Company dated May 15, 1997
                            (incorporated by reference to Exhibit 3.1.1 to the
                            Company's Registration Statement on Form S-3
                            (Registration No. 333-32582).
          4.2            -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1994)
          4.3            -- Indenture dated as of October 15, 1997 among the Company, as issuer, and First Union National Bank, as trustee
          4.4            -- Exchange and Registration Rights Agreement dated October
                            15, 1997 by and among the Company and Goldman, Sachs &
                            Co., Chase Securities Inc., Donaldson, Lufkin & Jenrette
                            Securities Corporation and Jefferies and Company, Inc.
          5.1            -- Opinion of Vinson & Elkins L.L.P.
         23.1            -- Consent of Coopers & Lybrand L.L.P.
         23.2            -- Consent of Ryder Scott Company
         23.3            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         24.1            -- Power of Attorney (included on the signature pages of
                            this Registration Statement)
        *25.1            -- Statement of Eligibility of First Union National Bank
         99.1            -- Form of Letter of Transmittal

---------------
* To be filed by amendment.

ITEM 22. UNDERTAKINGS.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas on November 5, 1997.

                                          NEWFIELD EXPLORATION CO.

                                          By:      /s/ JOE B. FOSTER
                                            ------------------------------------
                                                       Joe B. Foster
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terry W. Rathert, C. William Austin and Brian L. Rickmers, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

                   NAME                                     TITLE                        DATE
                   ----                                     -----                        ----

            /s/ JOE B. FOSTER               Chairman of the Board and Chief        November 5, 1997
------------------------------------------    Executive Officer (Principal
              Joe B. Foster                   Executive Officer)

          /s/ ROBERT W. WALDRUP             Vice President -- Operations and       November 5, 1997
------------------------------------------    Director
            Robert W. Waldrup

           /s/ TERRY W. RATHERT             Vice President -- Planning and         November 5, 1997
------------------------------------------    Administration (Principal Financial
             Terry W. Rathert                 Officer)

            /s/ RONALD P. LEGE              Controller and Assistant Secretary     November 5, 1997
------------------------------------------    (Principal Accounting Officer)
              Ronald P. Lege

        /s/ CHARLES W. DUNCAN, JR.          Director                               November 5, 1997
------------------------------------------
          Charles W. Duncan, Jr.

          /s/ JEFFREY A. HARRIS             Director                               November 5, 1997
------------------------------------------
            Jeffrey A. Harris

            /s/ DENNIS HENDRIX              Director                               November 5, 1997
------------------------------------------
              Dennis Hendrix

           /s/ TERRY HUFFINGTON             Director                               November 5, 1997
------------------------------------------
             Terry Huffington

                   NAME                                     TITLE                        DATE
                   ----                                     -----                        ----

           /s/ HOWARD H. NEWMAN             Director                               November 5, 1997
------------------------------------------
             Howard H. Newman

           /s/ THOMAS G. RICKS              Director                               November 5, 1997
------------------------------------------
             Thomas G. Ricks

             /s/ C.E. SHULTZ                Director                               November 5, 1997
------------------------------------------
               C.E. Shultz

             /s/ DALE E. ZAND               Director                               November 5, 1997
------------------------------------------
               Dale E. Zand

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                      EXHIBIT
        -------                                    -------
          4.1            -- Second Restated Certificate of Incorporation of the
                            Company (incorporated by reference to Exhibit 3.1 to the
                            Company's Registration Statement on Form S-1 (File No.
                            33-69540))
          4.1.1          -- Certificate of Amendment to Second Restated Certificate
                            of Incorporation of the Company dated May 15, 1997
                            (incorporated by reference to Exhibit 3.1.1 to the
                            Company's Registration Statement on Form S-3
                            (Registration No. 333-32587).
          4.2            -- Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form
                            10-K for the year ended December 31, 1994)
          4.3            -- Indenture dated as of October 15, 1997 among the Company, as issuer, and First Union National Bank, as trustee
          4.4            -- Registration Rights Agreement dated October 15, 1997 by and among the Company and Goldman, Sachs & Co., Chase
                            Securities Inc., Donaldson, Lufkin & Jenrette Securities
                            Corporation and Jefferies and Company, Inc.
          5.1            -- Opinion of Vinson & Elkins L.L.P.
         23.1            -- Consent of Coopers & Lybrand L.L.P.
         23.2            -- Consent of Ryder Scott Company
         23.3            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         24.1            -- Power of Attorney (included on the signature pages of
                            this Registration Statement)
        *25.1            -- Statement of Eligibility of First Union National Bank
         99.1            -- Form of Letter of Transmittal

---------------
* To be filed by amendment.